Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among:

Everyday Health, Inc.,

a Delaware corporation;

Ziff Davis, LLC,

a Delaware limited liability company;

Project Echo Acquisition Corp.,

a Delaware corporation; and

Solely with respect to Section 9.11

j2 Global, Inc.,

a Delaware corporation

Dated as of October 21, 2016

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is made and entered into as of October 21, 2016, by and among: Ziff Davis, LLC, a Delaware limited liability company (“Parent”); Project Echo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); solely with respect to Section 9.11, j2 Global, Inc., a Delaware corporation (the “Guarantor”); and Everyday Health, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A.           The Boards of Directors of each of the Company, Parent and Purchaser have approved the acquisition of the Company by Parent on the terms and conditions set forth in this Agreement.

B.           In furtherance of such acquisition, Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) for $10.50 per share (such amount, or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), net to the seller of such Company Common Stock in cash, without interest, upon the terms and subject to the conditions of this Agreement.

C.           Following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.5, (i) each issued and outstanding Share that is not (x) a Company Owned Share or (y) a Dissenting Share shall be converted into the right to receive the Merger Consideration and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

D.           The Company Board has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger and (iv) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

E.           The Board of Directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

F.           Parent, Purchaser and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated immediately following the Offer Acceptance Time.

G.           Contemporaneously with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, certain holders of the Company Common Stock are entering into a Tender Agreement with Purchaser in the form attached hereto as Exhibit 1 (collectively, the “Tender Agreements”).

Agreement

The Parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.      THE OFFER

1.1         The Offer.

(a)          Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than seven (7) Business Days after the date of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b)          Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered and not validly withdrawn pursuant to the Offer are subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right (in its sole discretion) to (i) increase the Offer Price, (ii) waive, in whole or in part, any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be likely to adversely affect, any holder of Shares, (F) change or waive the Minimum Condition or any of the Specified Offer Conditions, (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement, or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.

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(c)          Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute following 11:59 p.m., Eastern Time (the “Offer Expiration Time”), on the date that is twenty (20) Business Days following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and pursuant to Rule 14e-1(a) under the Exchange Act (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date,” such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days per extension (the length of such period to be determined by Purchaser), to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: (A) any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or the New York Stock Exchange applicable to the Offer (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of any change in the Offer Price); and (B) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act or any foreign Antitrust Law in a jurisdiction identified in Part 6.2(c) of the Company Disclosure Schedule shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten (10) Business Days per extension (the length of such period to be determined by Purchaser), to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in compliance with Section 8 and (y) the first Business Day immediately following the End Date; or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Section 8.

(d)          Termination of Offer. Except in connection with a valid termination of this Agreement pursuant to Section 8, Purchaser shall not terminate or withdraw the Offer without the prior written consent of the Company. In the event that this Agreement is terminated pursuant to Section 8, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within twenty-four (24) hours of such termination (or the next Business Day if terminated on a non-Business Day)), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

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(e)          Offer Documents. On the Offer Commencement Date, Parent and Purchaser shall (x) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal, summary advertisement, notice of guaranteed delivery and other ancillary offer documents pursuant to which the Offer will be made (such Schedule TO and documents, together with any supplements or amendments thereto, the “Offer Documents”) and (y) cause the Offer Documents to be disseminated to holders of Shares as and to the extent required by applicable federal securities laws and the rules of the SEC thereunder. Parent and Purchaser agree that they shall cause the Offer Documents filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws and the rules of the SEC thereunder. The Company shall promptly furnish in writing or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required in connection with any action contemplated by this Section 1.1(e) or reasonably requested for inclusion in the Offer Documents. Parent and Purchaser shall: (i) provide the Company and its counsel reasonable opportunity to review and comment on the Offer Documents and any amendments and supplements thereto prior to the filing thereof with the SEC; (ii) give reasonable and good faith consideration to any comments made by the Company and its counsel; (iii) provide in writing to the Company and its counsel any written comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments (and shall give the Company prompt telephonic notice of any material discussions with the SEC staff); (iv) respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer; and (v) provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments. Notwithstanding the foregoing, Parent and Purchaser shall not be required to provide the Company the opportunity to review or comment on (or include comments proposed by the Company in) or permit the Company to participate in any discussions regarding the Offer Documents, or any amendment or supplement thereto, or any comments thereon, to the extent relating to any action that may be taken by Parent or Purchaser in connection with any Acquisition Proposal, Change in Circumstance or Company Adverse Change Recommendation, or the reasons for any such actions by Parent or Purchaser. Each document required to be filed by the Parent or Purchaser with the SEC in connection with the Offer (the “Parent Disclosure Documents”) (including the Schedule TO), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Parent Disclosure Documents, at the time of the filing of such Parent Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Parent Disclosure Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser that Parent or Purchaser furnishes to the Company in writing specifically for use in the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither the Parent nor the Purchaser makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Parent Disclosure Documents.

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(f)           Funds. Without limiting the generality of Section 9.10, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

(g)          Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price, the Merger Consideration and, if applicable, any other amounts payable pursuant to this Agreement, shall be appropriately and proportionately adjusted; provided that nothing in this Section 1.1(g) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

1.2         Company Actions.

(a)          Schedule 14D-9. On the day that the Schedule TO is first filed with the SEC, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws and the rules of the SEC thereunder, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and include a copy of the fairness opinion described in Section 3.23, and a notice of appraisal rights in accordance with and as required by Section 262 of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws and the rules of the SEC thereunder. Parent and Purchaser shall promptly furnish in writing or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent and Purchaser and their stockholders that may be required in connection with any action contemplated by this Section 1.2(a) or that is reasonably requested by the Company for inclusion in the Schedule 14D-9. The Company shall: (i) provide Parent and its counsel reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment or supplement thereto prior to the filing thereof with the SEC; (ii) give reasonable and good faith consideration to any comments made by Parent and its counsel, (iii) provide in writing to Parent and its counsel any written comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments (and shall give Parent prompt telephonic notice of any material discussions with the SEC staff); (iv) respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9; and (v) provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments. Notwithstanding anything to the contrary herein, the obligations of the Company in the immediately preceding sentence shall not apply if the Company Board effects a Company Adverse Change Recommendation or has formally determined to do so in accordance with the terms of this Agreement. Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for use in the Schedule TO and the Offer Documents, at the time of any such document is filed with the SEC, at any time any such document is amended or supplemented or at the time any such document is first published, sent or given to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

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(b)          Stockholder Lists. The Company shall cause its transfer agent to promptly (and in no event more than five (5) Business Days after the date of this Agreement) furnish Parent with a list of its stockholders, mailing labels and any available listings or computer files containing the names and addresses of all record and, to the extent available, beneficial holders of Shares and lists of securities positions of Shares held in stock depositories, in each case, accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Subject to any Legal Requirements, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon written request by the Company, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

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Section 2.      MERGER TRANSACTION

2.1         Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company will continue as the Surviving Corporation.

2.2         Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3         Closing; Effective Time.

(a)          Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Cooley LLP, 1114 Avenue of the Americas, New York, NY 10036, at 8:00 a.m., Eastern Time, on the same date as the Offer Acceptance Time except if the condition set forth in Section 7.1shall not be satisfied or waived by such date, in which case on no later than the first Business Day following the day on which Section 7.1 is satisfied or waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b)          Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall (i) file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL (the "Certificate of Merger"), and (ii) take all other necessary or appropriate actions to cause the Merger to be effected under Section 251(h) of the DGCL without the adoption of this Agreement by the stockholders of the Company. The Merger shall be effected under Section 251(h) of the DGCL. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the Certificate of Merger (such date and time, the “Effective Time”).

2.4         Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a)          the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

(b)          the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time;

(c)          the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are the directors of Purchaser as of the Effective Time; and

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(d)          the officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are designated as officers as of the Effective Time as set forth on Schedule 2.4(d).

2.5         Conversion of Shares.

(a)          At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any other Person:

(i)          any Shares that are (A) then held by the Company as treasury stock, (B) held by the Company or any wholly owned Subsidiary of the Company (excluding, for the avoidance of doubt, the Performance Warrant Shares), or (C) owned by Parent, Purchaser or any other wholly owned Subsidiary of Parent as of immediately prior to the Effective Time (collectively, the “Company Owned Shares”) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, and each holder of a Certificate representing any such Shares shall cease to have any rights with respect thereto;

(ii)         subject to Section 2.5(b), each Share then outstanding (other than any Company Owned Shares or Dissenting Shares) shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.6(f) upon surrender of the Certificate or Book-Entry Share representing such Share in accordance with Section 2.6(b); and

(iii)        each share of the common stock, without par value, of Purchaser then outstanding shall be converted into one fully paid, non-assessable share of common stock of the Surviving Corporation.

(b)          If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately and proportionately adjusted; provided that nothing in this Section 2.5(b) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.6         Surrender of Certificates; Stock Transfer Books.

(a)          Prior to the Offer Acceptance Time, Parent shall designate and enter into a customary exchange agreement with a bank or trust company, selected by Parent with the Company’s prior approval, to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock to receive the funds to which holders of such shares shall become entitled pursuant to Section 2.5. The Paying Agent agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company. At or prior to the Offer Acceptance Time, Parent or Purchaser shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 2.5 (together, the “Payment Fund”). The Payment Fund shall not be used for any other purpose. To the extent the amount of the Payment Fund is below the level required to make prompt payment of the aggregate Merger Consideration for any reason (including in the event any Dissenting Shares cease to be Dissenting Shares), Parent and the Surviving Corporation shall promptly replace or restore the lost portion of such fund so as to ensure that it is, at all times, maintained at a level sufficient to make such payments. Any investment of the Payment Fund shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available). No such investment or loss thereon shall affect the amounts payable to any former holder of Shares pursuant to this Section 2.

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(b)          Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) with the objective that (i) if the Closing occurs at or prior to 11:30 a.m., Eastern time, on the Closing Date, then the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Company Common Stock (other than Company Owned Shares and Dissenting Shares) held of record by DTC or such nominee immediately prior to the Effective Time; multiplied by (B) the Merger Consideration (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 11:30 a.m., Eastern time, on the Closing Date, then the Paying Agent will transmit the DTC Payment to DTC or its nominees on the first Business Day after the Closing Date.

(c)          Promptly after the Effective Time (but in no event later than three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of the shares of Company Common Stock entitled to receive the Merger Consideration pursuant to Section 2.5(including in connection with an exercise or deemed exercise of a Company Warrant pursuant to Section 2.8) a form of letter of transmittal (which shall be in customary form reasonably acceptable to the Company and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Each holder of Shares (including in connection with an exercise or deemed exercise of a Company Warrant pursuant to Section 2.8) that have been converted into the right to receive the Merger Consideration shall promptly upon (i) in the case of Shares represented by a Certificate, surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions or reasonably be requested by the Paying Agent, or (ii) in the case of Book-Entry Shares, adherence to the procedures set forth in the letter of transmittal and receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), be entitled to receive in exchange therefor the Merger Consideration for each such share of Company Common Stock formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

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(d)          At any time following six (6) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e)          At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the shares of Company Common Stock shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of the shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Legal Requirements.

(f)           Each of the Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of the Shares or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. If any withholding obligation may be avoided by a payee providing information or documentation to the applicable payor, such payor shall request such information from such payee and use commercially reasonable efforts to avoid such withholding obligation. To the extent that amounts are so withheld and remitted, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

 10.

(g)          If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, an indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(f)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Section 2.

2.7         Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by holders who (i) are entitled to appraisal rights under Section 262 of the DGCL, (ii) have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and (iii) as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL with respect to such shares (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that if any such holder fails to perfect, withdraws or loses such holder’s right to appraisal and payment under the DGCL, such holder’s shares of Company Common Stock shall immediately cease to be Dissenting Shares and shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(f)) in accordance with Section 2.5 without interest thereon, upon surrender of the Certificate formerly representing such Shares. Within ten (10) days after the Effective Time, the Surviving Corporation shall provide each of the holders of Company Common Stock who is entitled to appraisal rights and who has demanded appraisal with a second notice notifying each of the holders of Company Common Stock of the Effective Time as contemplated by Section 262(d)(2) of the DGCL. The Company shall give Parent (A) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable law that are received by the Company prior to the Effective Time relating to stockholders’ rights of appraisal and (B) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

 11.

2.8         Treatment of Company Options and Company RSUs; Company Warrants.

(a)          As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser, the Company or any other Person, each Company Option that is then outstanding, vested and unexercised and is not a Terminated Option (each such Company Option or portion thereof, a “Cashed Out Option”) shall be cancelled and converted into the right to receive (without interest) cash in an amount equal to the product of (i) the total number of shares of Company Common Stock subject to such Cashed Out Option, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Cashed Out Option (such amounts payable hereunder being referred to as the “Cashed Out Option Payments”), which amount shall be paid in accordance with Section 2.8(e). For the avoidance of doubt, any Company Option that has an exercise price per share of Company Common Stock that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment. From and after the Effective Time, any such Cashed Out Option shall no longer be exercisable by the former holder thereof or subject to settlement in shares, but shall entitle such holder only to the payment of the Cashed Out Option Payment payable with respect to such Cashed Out Option, if any.

(b)          Notwithstanding Section 2.8(a), the unvested portion of each Company Option that is outstanding immediately prior to the Effective Time (each such unvested portion of a Company Option, a “Terminated Option”) shall, immediately prior to the Effective Time, be cancelled and extinguished for no consideration.

(c)          As of Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser, the Company or any other Person, each Company RSU that is outstanding and vested immediately prior to the Effective Time and is not a Terminated RSU (each such Company RSU or portion thereof, a “Cashed Out RSU”) shall, in lieu of any issuance of shares of Company Common Stock in settlement of such Company RSU, be cancelled and converted into the right to receive (without interest) cash in an amount equal to the product of (i) the total number of shares of Company Common Stock issuable in settlement of such Cashed Out RSU, multiplied by (ii) the Merger Consideration (such amounts payable hereunder being referred to as the “Cashed Out RSU Payments”), which amount shall be paid in accordance with Section 2.8(e). From and after the Effective Time, any such Cashed Out RSU shall no longer be subject to settlement in shares, but shall entitle such holder only to the payment of the Cashed Out RSU Payment payable with respect to such Cashed Out RSU.

(d)          Notwithstanding Section 2.8(c), the unvested portion of each Company RSU that is outstanding immediately prior to the Effective Time (each such unvested portion of a Company RSU, a “Terminated RSU”) shall, immediately prior to the Effective Time, be cancelled and extinguished for no consideration.

 12.

(e)          Promptly after the Effective Time (but in no event later than three (3) Business Days thereafter), Parent shall mail to each Person who was, at the Effective Time, a holder of Company Options or Company RSUs entitled to receive Merger Consideration pursuant to Section 2.8(a) or Section 2.8(c), respectively, a form of letter of transmittal (which shall be in customary form reasonably acceptable to the Company). As soon as reasonably practicable following surrender of such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions (but no later than the earlier of (i) the first payroll date following such surrender and (ii) thirty (30) days after the Effective Time), the Surviving Corporation shall pay the aggregate Merger Consideration, net of any applicable withholding Taxes, payable with respect to Cashed Out Options and Cashed Out RSUs through, to the extent applicable, the Surviving Corporation’s payroll (subject to any required tax withholdings) to the holders of Cashed Out Options and Cashed Out RSUs; provided, however, that to the extent the holder of a Company Option or a Company RSU is not, and was not at any time during the vesting period of the Company Option or Company RSU, as applicable, a Company Associate, the consideration payable pursuant to Section 2.8(a) or Section 2.8(c), as applicable, with respect to such Company Options or Company RSUs shall be paid in the manner described in Section 2.6. To the extent that any Cashed Out RSU constitutes nonqualified deferred compensation subject to Section 409A of the Code and may not be paid in accordance with this Section 2.8(e) without triggering a Tax or penalty under Section 409A of the Code, then any such cash amount otherwise payable to the holder of such cancelled Cashed Out RSU will be distributed in accordance with Section 409A of the Code and the applicable Treasury Regulations thereunder.

(f)           Prior to the Closing, the Company shall satisfy all notification requirements under the terms of any Company Warrants. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company Warrant that is then outstanding and unexercised shall be cancelled and converted into the right to receive (without interest) cash in an amount equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Warrant, which amount shall be paid in accordance with Section 2.6. For the avoidance of doubt, no holder of a Company Warrant that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Company Warrant before or after the Effective Time.

(g)          Prior to the Effective Time, the Company shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.8. The Company shall take all actions necessary to ensure that from and after the Effective Time, the Surviving Corporation will not have any obligation to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of any Company Options or Company RSUs after the Effective Time. As promptly as possible after the Effective Time, Parent shall provide to the Surviving Corporation all funds necessary to fulfill the obligations under this Section 2.8.

2.9         No Further Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Book-Entry Shares.

2.10       Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

 13.

Section 3.      REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Section 3 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed prior to the date of this Agreement (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other forward-looking statements in such Company SEC Documents)):

3.1         Due Organization; Subsidiaries, Etc.

(a)          The Company is a corporation duly organized, validly existing and in good standing pursuant to the DGCL and has the requisite corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. The Company is duly qualified and licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where such qualification or license is necessary under applicable Legal Requirements, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Part 3.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(b) of the Company Disclosure Schedule and securities in a publicly traded company held for investment by the Company. No Acquired Entity has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(c)          Each Subsidiary of the Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except where the failure to be in good standing does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2         Certificate of Incorporation and Bylaws; Minutes.

(a)          The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the Certificate of Incorporation, and bylaws and other charter and organizational documents of each Acquired Entity, including all amendments thereto, as in effect on the date of this Agreement. No Acquired Entity is in material violation of any of the provisions of such charter and organizational documents, as applicable.

 14.

(b)          The Company has made available to Parent true and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting) of all meetings of stockholders, the Company Board and each committee of the Company Board since January 1, 2014 through the date of this Agreement (other than in respect of any minutes of meetings related to other bidders in connection with any potential sale of the Company or any of its material assets or otherwise related to deliberations by the Company Board with respect to the consideration of strategic alternatives).

3.3         Capitalization, Etc.

(a)          The authorized capital stock of the Company consists of: (i) 90,000,000 shares of Company Common Stock, $0.01 par value per share, of which 33,540,415 shares have been issued and are outstanding as of the close of business on the day immediately preceding the date of this Agreement; and (ii) 10,000,000 shares of the Company’s preferred stock, $0.01 par value per share, of which no shares have been issued or are outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable.

(b)          (i) None of the outstanding shares of Company Common Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock are subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities other than pursuant to the Company Warrants. The Company Common Stock constitutes the only outstanding class of securities of the Acquired Entities registered under the Securities Act.

(c)           As of the close of business on the second Business Day immediately preceding the date of this Agreement (the "Capitalization Time"): (i) 5,361,339 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans; (ii) 1,693,288 shares of Company Common Stock are subject to issuance pursuant to Company RSUs granted and outstanding under the Company Equity Plans; (iii) 196,000 shares of Company Common Stock are estimated to be subject to outstanding purchase rights under the ESPP (assuming that the closing price per share of Company Common Stock as reported on the purchase date for the current offering period was equal to the Offer Price); (iv) 560,722 shares of Company Common Stock are reserved for future issuance under Company Equity Plans; (v) 555,568 shares of Company Common Stock are reserved for future issuance under the ESPP (including shares estimated in clause “(iii)” above); and (vi) 43,782 shares of Company Common Stock are subject to issuance pursuant to Company Warrants (assuming no net exercise of any Company Warrants). The Company has delivered or made available to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company Options and Company RSUs outstanding as of the date of this Agreement, the forms of all stock option agreements evidencing such Company Options, restricted stock unit grant notices, the forms of agreements evidencing the Company RSUs and the forms of all warrants evidencing the Company Warrants. All previously vested and settled Company RSUs are included among the number of currently issued and outstanding shares of Company Common Stock provided in Section 3.3(a). The Company has delivered or made available to Parent or Parent’s Representatives copies of the ESPP and applicable offering document. Other than as set forth in this Section 3.3(c) and Section 3.3(b), there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to the Company.

 15.

(d)          Except as set forth in this Section 3.3, there are no: (i) outstanding shares of capital stock, or other equity interest in, the Company or any Subsidiary; (ii) outstanding subscriptions, options, calls, warrants or rights granted by any Acquired Entity or to which any Acquired Entity is subject (whether or not currently exercisable) to acquire any shares of capital stock, restricted stock units, stock-based performance units or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Acquired Entity; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations of any Acquired Entity that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Acquired Entity; or (iv) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which any Acquired Entity is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e)          Except as set forth on Part 3.3(e) of the Company Disclosure Schedule, all of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

(f)           All outstanding shares of Company Common Stock, all outstanding Company Options, all outstanding Company RSUs, all outstanding Company Warrants and all outstanding shares of capital stock, voting securities or other ownership interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities laws and all other Legal Requirements.

(g)          The exercise price for the Company Common Stock subject to the Company Warrants is $11.4201 per share.

 16.

(h)          Part 3.3(h) of the Company Disclosure Schedule sets forth a true and complete list, as of the Capitalization Time, of each Company Stock Award, including: (i) the holder of each Company Stock Award, (ii) the number of shares of Company Common Stock underlying each Company Stock Award, including, to the extent applicable, the threshold, target and maximum number of shares, (iii) the date on which each Company Stock Award was granted, (iv) the Company Equity Plan under which each Company Stock Award was granted, (v) the exercise price of each Company Stock Award, in the case of Company Stock Awards that are Company Options, (vi) the expiration date of each Company Stock Award, in the case of Company Stock Awards that are Company Options, and (vii) the vesting schedule for each Company Stock Award (including any vesting acceleration provisions), and since the Capitalization Time through the date of this Agreement, the Company has not issued, granted or awarded any additional Company Stock Awards.

(i)           The Company Equity Plans permit the treatment of the outstanding Company Stock Awards contemplated by Section 2.8.

3.4         SEC Filings; Financial Statements.

(a)          Since January 1, 2015, the Company has filed or furnished on a timely basis all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). From the time of the initial filing of the Company’s registration statement on Form S-1 with the SEC through the date of this Agreement, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act. As of their respective filing dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act (to the extent that such provisions of the Sarbanes-Oxley Act are applicable to an emerging growth company), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC.

(b)          The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby (except as may be indicated in the notes to such financial statements or, in the case of the unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to normal year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC). No financial statements of any Person other than the Subsidiaries of the Company are required by GAAP to be included in the consolidated financial statements of the Company.

 17.

(c)          The Company maintains, and at all times since January 1, 2015 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2015, and such assessment concluded that such controls were effective. To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since January 1, 2015, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1)  material weakness in the design or operation of internal control over financial reporting utilized by the Company; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (3) any claim or allegation regarding any of the foregoing. Except as set forth on Part 3.4(c) of the Company Disclosure Schedule, since January 1, 2015, neither the Company nor, to the knowledge of the Company, the Company's independent registered accountant has identified or been made aware of any significant deficiency in the design or operation of internal control over financial reporting utilized by the Company.

(d)          The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all material information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e)          The Company is not a party to nor has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Documents.

 18.

(f)           As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company. The last audited balance sheet of the Company dated as of December 31, 2015 contained in the Company SEC Documents filed prior to the date hereof is hereinafter referred to as the “Company Balance Sheet”.

(g)          Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. No Acquired Entity has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Acquired Entities. Without limiting Section 3.4(a), the Company is otherwise in compliance with all provisions of the Sarbanes-Oxley Act applicable to the Company and the applicable listing and corporate governance rules of the New York Stock Exchange, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.5         Absence of Changes. Except as expressly contemplated by this Agreement, since December 31, 2015 through the date of this Agreement, (a) except for discussions, negotiations and transactions related to this Agreement or other potential strategic transactions, the Acquired Entities have operated in all material respects in the Ordinary Course and (b) there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would be reasonably expected to have, a Company Material Adverse Effect. Except as expressly contemplated by this Agreement, since December 31, 2015 through the date of this Agreement, the Acquired Entities have not taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to Section 5.2 (other than Section 5.2(b)(iii), Section 5.2(b)(v), Section 5.2(b)(ix), Section 5.2(b)(x), Section 5.2(b)(xi) or Section 5.2(b)(xix), to the extent related to the foregoing subsections).

3.6         Title to Assets. The Acquired Entities have good and valid title to all assets owned by them as of the date of this Agreement, including all assets (other than capitalized or operating leases) reflected on the Company Balance Sheet but excluding Intellectual Property Rights which are covered by Section 3.8, except for assets sold or otherwise disposed of in the Ordinary Course since the date of the Company Balance Sheet and except where such failure would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

 19.

3.7         Real Property.

(a)          The Acquired Entities do not own and have not owned any real property.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Acquired Entities hold a valid and existing leasehold interest in the material real property that is leased or subleased by the Acquired Entities from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. Part 3.7(b) of the Company Disclosure Schedule contains a complete and correct list, as of the date hereof, of the Leased Real Property including, with respect to each such Company Lease, the date of such Company Lease and any material amendments thereto. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) all Company Leases are valid and in full force and effect except to the extent they have previously expired or terminated in accordance with their terms, and (y) no Acquired Entity nor, to the knowledge of the Company, any third party, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Company Lease. Except as set forth in Part 3.7(b) of the Company Disclosure Schedule, no Acquired Entity has assigned, pledged, mortgaged, hypothecated or otherwise transferred any Company Lease nor has any Acquired Entity entered into with any other Person (other than another wholly-owned Subsidiary of the Company) any sublease, license or other agreement that is material to the Company and its Subsidiaries, taken as a whole, and that relates to the use or occupancy of all or any portion of the Leased Real Property. The Company has delivered or otherwise made available to Parent, true and complete copies of all Company Leases (including, without limitation, all material modifications, amendments, supplements, waivers and side letters thereto) pursuant to which the Company or any of its Subsidiaries thereof leases, subleases or licenses, as tenant, lessee or licensee, any Leased Real Property.

3.8         Intellectual Property.

(a)          Part 3.8(a)(i) of the Company Disclosure Schedule identifies (i) the name of applicant/registrant, (ii) the jurisdiction of application/registration, or, in the case of Internet domain names, the applicable registrar, and (iii) the application or registration number for each material item of Registered IP owned by any Acquired Entity. Other than as set forth on Part 3.8(a)(ii) of the Company Disclosure Schedule, the Acquired Entities own and possess all right, title and interest in and to all Owned IP, free and clear of all Encumbrances other than Permitted Encumbrances and any Encumbrances caused or created by any action or failure to act by any Person other than the Acquired Entities. As of the date of this Agreement, other than as set forth on Part 3.8(a)(iii) of the Company Disclosure Schedule, no interference, opposition, reissue or reexamination proceeding is pending or, to the knowledge of the Company, threatened, in which the validity, enforceability or ownership of any Registered IP listed on Part 3.8(a)(i) of the Company Disclosure Schedule is being or has been contested or challenged.

 20.

(b)          No Company Associate owns or has any ownership right (whether or not currently exercisable) or interest to or in any Owned IP. No Acquired Entity has received any claim from any Company Associate alleging any ownership rights to such Owned IP.

(c)          No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution is being used or has been used to create any Owned IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership or any other rights to or interests in such Owned IP.

(d)          Part 3.8(d) of the Company Disclosure Schedule sets forth each license agreement pursuant to which an Acquired Entity licenses (i) in any material Intellectual Property Right (each an “In-bound License”); provided, that, In-bound Licenses shall not include (A) non-disclosure agreements entered into in the Ordinary Course, and (B) non-exclusive licenses of content, commercially available Intellectual Property Rights, content, software or technology, including off-the-shelf software agreements, or (C) non-exclusive licenses to software, content and materials licensed as open source, public source or freeware; or (ii) out any Owned IP (each an “Out-bound License”); provided, that Out-bound Licenses shall not include (A) non-disclosure agreements entered into in the Ordinary Course, (B) terms of service or other licenses granted to access the Acquired Entities’ websites or (C) non-exclusive licenses, including software as a service or “SaaS” licenses or end user license agreements granted or entered into in the Ordinary Course or in connection with the sale of any Acquired Entity’s services or products.

(e)          Except as set forth in Part 3.8(e) of the Company Disclosure Schedule, to the knowledge of the Company, (i) the operation of the business of the Acquired Entities as currently conducted does not infringe, misappropriate or otherwise violate any valid and enforceable Intellectual Property Rights of any Person, and (ii) no Person is infringing, misappropriating or otherwise violating any Owned IP. The Acquired Entities have the right to use all Company IP which is used in or necessary for the operation of the respective businesses of the Acquired Entities, including the right to use, pursuant to a valid agreement (to the extent that any such agreement is required for such use) enforceable against the applicable Acquired Entity and, to the knowledge of the Company, the other party, all Company IP that is licensed by a Third Party to any Acquired Entity, except in the case for any failure to have such right, title and interest in and to, or right to use would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Part 3.8(e) of the Company Disclosure Schedule, as of the date of this Agreement, no Legal Proceeding is pending and served (or, to the knowledge of the Company, is being threatened or is pending and has not been served) against an Acquired Entity or by an Acquired Entity relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Rights owned by another Person or any Owned IP. Since January 1, 2014 through the date of this Agreement, no Acquired Entity has received any written notice or other written communication relating to any actual, alleged or suspected infringement, misappropriation or other violation of any material Intellectual Property Right of any Person or any Acquired Entity.

(f)           Except as set forth on Part 3.8(f) of the Company Disclosure Schedule, none of the Owned IP is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of a dispute that adversely restricts the use, transfer, registration or licensing of any such Owned IP or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any Owned IP.

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(g)          The Acquired Entities have taken reasonable steps to protect (i) the rights of the Acquired Entities in the Owned IP, including all confidential information and trade secrets that are material to any business of any Acquired Entity, excluding any Owned IP which the Acquired Entities have deemed to be not relevant or required for the operation of the business of the Acquired Entities in the Ordinary Course and (ii) any trade secrets or confidential information of any other Person provided to any Acquired Entity. Without limiting the foregoing, each Acquired Entity has used and uses commercially reasonable efforts to enforce a policy requiring each officer and employee engaged in the development of any Intellectual Property Rights for the Acquired Entities to execute a proprietary information and confidentiality agreement, the form of which has been provided to the Purchaser. To the knowledge of Company, there has been no unauthorized disclosure or discovery of any trade secret or other confidential information of any Acquired Entity.

(h)          The Acquired Entities have informed end users of the Company Sites of its policy related to Section 512 of the Digital Millennium Copyright Act (“DMCA”), designated an agent for notice of infringement claims, registering such agent with the U.S. Copyright Office, and took appropriate action upon receiving notice of possible infringement in accordance with the “notice and take-down” procedures of the DMCA except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i)           To the knowledge of the Company, as of the date of this Agreement, no Company Sites or Information Technology of any Acquired Entity contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other similar code that may result in: (i) materially disrupting, disabling, harming or otherwise materially impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) materially damaging or destroying any data or file without the user’s consent, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j)           None of the software used by any of the Acquired Entities or distributed by, licensed by, or otherwise made available by any of the Acquired Entities to any third party contains or is distributed with any shareware, open source code or other software whose use or distribution is under a license that requires any of the Acquired Entities to (i) disclose or distribute the software owned by any of the Acquired Entities in source code form, (ii) authorize a licensee of the software owned by any of the Acquired Entities to make derivative works of such software, or (iii) distribute the software owned by any of the Acquired Entities at no cost to the recipient, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k)          Part 3.8(k) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and correct list of the open source software used by the Acquired Entities.

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(l)           To the knowledge of the Company, (i) all Information Technology of the Acquired Entities operates and performs in all material respects as required by the Acquired Entities to conduct their respective businesses as currently conducted and (ii) there has been no material failure or breakdown of, or any unauthorized access to or unauthorized use of, any Information Technology of any of the Acquired Entities, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Acquired Entities have in place commercially reasonable disaster recovery and business continuity plans and procedures.

3.9         Contracts.

(a)          Part 3.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i)          any Company Contract (other than an Employee Plan) constituting a Company Employee Agreement (A) pursuant to which the Company is or may become obligated to make any severance, termination or similar payment to any Company Associate or any spouse or heir of any Company Associate, (B) pursuant to which the Company is or may become obligated to make any bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the Ordinary Course) in excess of $100,000 to any Company Associate, (C) pursuant to which the Company is or may become obligated to grant or accelerate the vesting of, or otherwise modify, any Company Stock Award other than accelerated vesting provided in Company Equity Plans and agreements issued thereunder, or (D) with any (x) executive officer of the Company or (y) member of the Company Board;

(ii)         any Company Contract (A) limiting the freedom or right of an Acquired Entity or any of its Affiliates, in any material respect, to engage in any line of business, to make use of any material Company IP or to compete with any other Person in any location or line of business, or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by an Acquired Entity or exclusivity obligations or restrictions or otherwise limiting the freedom or right of an Acquired Entity or any of its Affiliates to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person;

(iii)        any Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to an Acquired Entity in an amount having an expected value in excess of $500,000 in the fiscal year ending December 31, 2016 or in any fiscal year thereafter and cannot be cancelled by the Acquired Entity without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date of this Agreement), excluding non-exclusive outbound licenses, “SaaS” licenses and end user license agreements entered into in the Ordinary Course;

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(iv)         any Company Contract relating to Indebtedness of any Acquired Entity in excess of $500,000 (whether incurred, assumed, guaranteed or secured by any asset);

(v)          any Company Contract constituting a joint venture, partnership, limited liability company or similar relationship;

(vi)         any Company Contract that requires or permits the Company, or any successor, to, or acquirer of the Company, to make any payment to another person as a result of a change of control of the Company (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(vii)        any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of any Acquired Entity, the pledging of the capital stock or other equity interests of any Acquired Entity or the issuance of any guaranty by any Acquired Entity;

(viii)      any In-bound License and any Out-bound License;

(ix)         any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(x)          any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Company Common Stock or any of their Affiliates (other than the Company) or immediate family members (other than employee offer letters that can be terminated at will without severance obligations and Company Contracts pursuant to Company Stock Awards);

(xi)         any Company Contract for the purchase, sale, lease or sublease of any material real property, including each Company Lease;

(xii)        any Company Contract where the Company or any of its Subsidiaries is a party, pursuant to which Protected Health Information is shared, sold, rented, licensed, stored (whether physically, in the cloud, or by other electronic means) or transferred to third persons for purposes other than the performance of services for the Acquired Entities;

(xiii)      any Company Contract with any Governmental Body;

(xiv)       any Company Contract relating to settlement of any administrative or judicial proceedings within the past six years; and

(xv)        any Company Contract with a Material Revenue Generator or Material Supplier that is not fully performed in all material respects as of the date hereof, requires by its terms or is reasonably likely to require the payment of cash or other consideration to an Acquired Entity in an amount having an expected value in excess of $100,000 in the fiscal year ending December 31, 2016 or in any fiscal year thereafter.

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(b)          As of the date of this Agreement, the Company has either delivered or made available to Parent or Parent’s Representatives an accurate and complete copy (including all exhibits, schedules and amendments) of each Material Contract or has publicly made available a complete copy of such Material Contract in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. Neither the applicable Acquired Entity nor, to the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and neither the applicable Acquired Entity, nor, to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the applicable Acquired Entity and, to the knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect. To the knowledge of the Company, each Material Contract is enforceable by the applicable Acquired Entity in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Since January 1, 2014 through the date of this Agreement, the Acquired Entities have not received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. No Acquired Entity has waived in writing any rights under any Material Contract, the waiver of which would have, either individually or in the aggregate, a Company Material Adverse Effect.

3.10       Liabilities.

(a)          As of the date of this Agreement, no Acquired Entity has any liabilities other than liabilities that (i) are reflected or recorded on the Company Balance Sheet (including in the notes thereto), (ii) were incurred since the date of the Company Balance Sheet in the Ordinary Course or pursuant to Contracts binding upon an Acquired Entity (other than resulting from any breach or acceleration thereof) either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, (iii) are incurred in connection with the transactions contemplated by this Agreement, or (iv) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Part 3.10(b) of the Company Disclosure Schedule contains a list of the maximum of all earnout or similar payments any Acquired Entity is reasonably likely to be obligated to pay, as of the date of this Agreement, within the next five (5) years to any Person pursuant to any Contract relating to the disposition or acquisition, directly or indirectly (by merger, sale of stock, sale of assets, or otherwise), by any Acquired Entity of assets or capital stock or other equity interests of any Person.

3.11       Compliance with Legal Requirements. Each Acquired Entity is, and since January 1, 2014, has been, in compliance with all applicable Legal Requirements that are applicable to the Acquired Entities or to the conduct of the business or operations of the Acquired Entities, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and, since January 1, 2014 through the date of this Agreement, no Acquired Entity has been given written notice of, or been charged with, any unresolved violation of any Legal Requirement, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

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3.12       Privacy Matters.

(a)          Each Acquired Entity is, and since January 1, 2014, has been, in compliance in all material respects with its published privacy policies and internal privacy and data security policies, related contractual obligations with customers and all applicable Privacy and Security Laws, except where the failure to be in compliance has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Acquired Entity maintains, and since January 1, 2014, has maintained, commercially reasonable measures designed to protect Personal Information and Protected Health Information against loss, unauthorized access or use. To the knowledge of the Company, there has been no material loss, unauthorized access or use of such Personal Information, or Protected Health Information since January 1, 2014. Since January 1, 2014, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no actions have existed or, to the knowledge of the Company, are currently threatened against any Acquired Entity regarding any violation of any privacy policy, or any Privacy and Security Laws or other Legal Requirements by any Acquired Entity.

(b)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Acquired Entity is, and since January 1, 2014, has been in compliance with all obligations relating to the collection, receipt, processing, storage, disclosure, transmission, transfer (including cross-border transfers), access, use, deletion or destruction of Personal Information, Geolocation Data and Protected Health Information under any Contract.

(c)          No Person (including any Governmental Body) has made, since January 1, 2014, any material claim or commenced any material Legal Proceeding against any of the Acquired Entities with respect to loss, unauthorized access, use or disclosure of any such Personal Information and Protected Health Information by the Acquired Entities. The execution, delivery and performance of this Agreement and the consummation of the Transactions do not violate the Company’s applicable privacy and data security policies.

(d)          Since January 1, 2014, the Acquired Entities have made, as reasonably determined by the Acquired Entities, all required disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, Governmental Bodies and other applicable Persons required by applicable Privacy and Security Laws, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2014, to the knowledge of the Company, no Acquired Entity has suffered a security breach which has compromised the security, confidentiality, or integrity of Personal Information and Protected Health Information.

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(f)           The transfer of Personal Information, Protected Health Information and Geolocation Data in connection with the Transactions will not violate any applicable Privacy and Security Laws, any other applicable Legal Requirements or any of the Acquired Entities’ privacy policies as they currently exist or as they existed at any time during which any Personal Information, Geolocation Data or Protected Health Information was collected or obtained by any Acquired Entity. No Acquired Entity is subject to any contractual requirements or other legal obligations that, following the Closing, would prohibit the Company, Parent or Purchaser from receiving or using Personal Information, Geolocation Data or Protected Health Information in the manner in which the Acquired Entities receive and use such Personal Information, Geolocation Data or Protected Health Information immediately prior to the Closing.

(g)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Acquired Entities have taken commercially reasonable organizational, physical, administrative and technical measures to protect the integrity, security and privacy of all Personal Information, Protected Health Information and any and all other data or information collected or stored by the Acquired Entities that is subject to any Privacy and Security Laws or any other Legal Requirements, including implementing reasonable measures designed to protect such information against loss, theft, unauthorized access, use, modification, disclosure or other misuse.

3.13       Certain Business Practices.

(a)          To the knowledge of the Company, no Acquired Entity nor any of their respective employees, representatives or agents (in each case, acting in the capacity of an employee or representative of any Acquired Entity) has (i) used any material funds (whether of an Acquired Entity or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect. Since January 1, 2014, the Company has not received any communication that alleges any of the foregoing.

(b)          To the knowledge of the Company, neither the Company nor any other Acquired Entity has engaged, in search engine optimization or any other manipulative techniques to achieve higher search rankings in a manner that violates search engine rules and regulations for webmasters that have been made publicly available by Google.

3.14       Governmental Authorizations. The Acquired Entities hold all Governmental Authorizations necessary to enable the Acquired Entities to conduct its business in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations would not have, individually or in the aggregate, a Company Material Adverse Effect. The Governmental Authorizations held by the Acquired Entities are, in all material respects, valid and in full force and effect. The Acquired Entities are in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance would not, individually or the aggregate, have a Company Material Adverse Effect.

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3.15       Tax Matters.

(a)          (i) Each of the material Tax Returns required to be filed by an Acquired Entity with any Governmental Body (the “Company Returns”) have been timely filed (taking into account any extensions of time within which to file such Company Returns), and such Company Returns are accurate and complete in all material respects, and (ii) all material Taxes payable by the Acquired Entities (whether or not shown on the Company Returns to be due) or required to be withheld have been paid or withheld.

(b)          The Company Balance Sheet has accrued all actual and estimated liabilities for unpaid Taxes with respect to all periods through the date thereof, other than any Taxes the non-payment of which would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          As of the date of this Agreement, (i) there are no current or pending Legal Proceedings in respect of material Taxes of the Acquired Entities and, to the Company’s knowledge, no such Legal Proceedings are threatened; and (ii) since January 1, 2013, no written claim has been received by an Acquired Entity from any Governmental Body in any jurisdiction where an Acquired Entity does not file Tax Returns that an Acquired Entity is or may be subject to any material Taxes in that jurisdiction. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of all audit reports and similar documents (to which the Company has access) relating to Company Returns for all taxable periods of the Acquired Entities ending on or after December 31, 2012. As of the date of this Agreement, no extension or waiver of the limitation period applicable to any of the Company Returns has been granted and is currently in effect. No deficiency of material Taxes has been asserted in writing against an Acquired Entity as a result of any audit or examination by any Governmental Body that has not been paid, accrued for or been contested in good faith and in accordance with applicable Legal Requirements.

(d)          None of the Acquired Entities (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company); or (ii) has incurred, or had the potential to incur, any material liability for the Taxes of any Person (other than an Acquired Entity) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, pursuant to a Contract, or otherwise (other than pursuant to customary provisions included in credit agreements, leases and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the Ordinary Course).

(e)          No Acquired Entity has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(f)           The Acquired Entities have not entered into or been a promoter of any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

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(g)          There are no Encumbrances on any of the assets of the Acquired Entities that arose in connection with any failure (or alleged failure) to pay any Taxes.

(h)          None of the Acquired Entities has been a United States real property holding corporation within the meaning of Section 897(c)(2) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i)           None of the Acquired Entities is required to include any item of income in, or exclude any item of deduction or loss from, taxable income for any taxable period beginning on or after the Closing Date as a result of any (i) change in accounting method under Section 481(a) of the Code (or any similar provision of state, local or foreign Law) for a taxable period ending on or prior to the Closing Date and made on or prior to the Closing Date, or (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign law) executed on or prior to the Closing Date.

(j)           Except with respect to any power of attorney granted to any payroll provider in the Ordinary Course, no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Acquired Entities.

(k)          Without regard to this Agreement, to the knowledge of the Company, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382 of the Code other than as reflected on Part 3.15(k) of the Company Disclosure Schedule.

3.16       Employee Matters; Benefit Plans.

(a)          Part 3.16(a) of the Company Disclosure Schedule sets forth a complete and accurate list of the current employees of the Acquired Entities as of the date hereof that shows with respect to each such employee, to the extent consistent with employee privacy rights, (i) the person to whom the employee reports, the position held and principal business unit, (ii) the employee’s date of hire, (iii) the employee’s primary work location, and (iv) the employee’s base salary. Except as required by applicable Legal Requirements, the employment of each of the Acquired Entities’ employees is terminable by the applicable Acquired Entity at will.

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(b)          No Acquired Entity is party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization representing any of its employees and there are no labor organizations representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of an Acquired Entity. Since January 1, 2014, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning labor representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting an Acquired Entity or any of its employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding labor representation or union organizing activity or any similar activity or dispute. Since January 1, 2014, there has been no material Legal Proceeding pending or, to the knowledge of the Company, threatened relating to employment, including relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints. Since January 1, 2010, the Acquired Entities have complied in all material respects with the Fair Labor Standards Act and all similar state Legal Requirements relating to the payment and calculation of wages owed to or accrued by employees and purported employees. Since January 1, 2014, the Acquired Entities have otherwise complied with all applicable Legal Requirements related to (i) employment, including employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and (ii) any reduction in force, including notice, information and consultation requirements, except where the failure to be in compliance with such Legal Requirements has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)          Part 3.16(c) of the Company Disclosure Schedule sets forth a list of the Employee Plans as of the date of this Agreement (other than any employment, termination or severance agreement for non-officer employees of any Acquired Entity entered into in the Ordinary Course, and equity grant notices, and related documentation, issued in the Ordinary Course with respect to employees of the Acquired Entities, and agreements with consultants entered into in the Ordinary Course). The Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement, with respect to each material Employee Plan, accurate and complete copies of, to the extent relevant: (i) all plan documents and all amendments thereto, and all related trust or other funding documents; (ii) all current determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”); (iii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500); (iv) the most recent summary plan descriptions and any material modifications thereto; and (v) the most recent nondiscrimination tests required to be performed under the Code (including 401(k) and 401(m) tests) for each Employee Plan.

(d)          Neither an Acquired Entity nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA has ever maintained, contributed to, been required to contribute to, or incurred any liability under, a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.

(e)          Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to materially and adversely affect the qualified status of any such Employee Plan. Each of the Employee Plans is now and has been established, operated and administered in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. There are no pending or, to the knowledge of the Company, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Body by, on behalf of or against any Employee Plan or any trust related thereto which could reasonably be expected to result in any material liability to an Acquired Entity. No Acquired Entity has engaged in a transaction in connection with which an Acquired Entity could reasonably be expected to be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

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(f)           Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither any Acquired Entity nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of an Acquired Entity pursuant to any retiree medical benefit plan or other retiree welfare plan.

(g)          Neither the execution and delivery of this Agreement nor the consummation of the Transactions (including in combination with other events or circumstances) could (i) entitle any current or former Company Associate to severance pay or any other cash payment (other than unemployment compensation in the event of termination of employment); (ii) accelerate the time of payment or vesting, or increase the amount of, or directly or indirectly cause the Company to fund, compensation or benefits due to any such Company Associate, other than, in either case, with respect to the Company Stock Awards in accordance with this Agreement, or (iii) otherwise give rise to any material liability under any Employee Plan.

(h)          The Acquired Entities do not have an obligation to gross up, indemnify or otherwise reimburse any current or former service provider to an Acquired Entity for any tax incurred by such service provider pursuant to Sections 409A, 280G or 4999 of the Code.

(i)           Except as would not, in the aggregate, reasonably be expected to result in any material liability to the Acquired Entities, there is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of an Acquired Entity that, considered individually or considered collectively with any other such Contracts, will give rise to the payment of any amount in connection with the Merger that would not be deductible pursuant to Section 280G of the Code. For purposes of the preceding sentence (i) the impact of any payments or benefits that may be paid or payable to an employee (or other applicable service provider of an Acquired Entity) under any agreement or arrangement with Parent (or its Affiliates) that is not in effect, that has not been entered into or that has not otherwise been disclosed to the Company in writing, in each case, as of the date of this Agreement shall be disregarded and (ii) the employment or service of each such employee (or other applicable service provider of an Acquired Entity) shall be deemed to continue following the Closing Date or otherwise not be terminated in a manner that would cause any applicable severance payments or benefits to be deemed to be contingent upon the Merger. The Acquired Entities are not a party to any Contract that would require, nor do the Acquired Entities have any obligation (current or contingent), to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(j)           No Company Stock Awards were granted in excess of the shares authorized by the stockholders of the Company for the Company Equity Plans.

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(k)          Each outstanding Company Stock Award (i) was granted to a Person who was a Company Associate at the time of such grant, and (ii) was granted in compliance in all material respects with all of the terms and conditions of the Company Equity Plan pursuant to which such outstanding Company Stock Award was issued. The execution and delivery of this Agreement by the Company and the consummation of the Merger will not constitute an event with respect to any outstanding Company Stock Award that will result in any payment of deferred compensation which will not be in compliance in all material respects with Section 409A of the Code.

3.17       Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Acquired Entities are, and since January 1, 2014, have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective business, (b) as of the date hereof, there is no investigation, suit, claim, action or Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against an Acquired Entity or any Leased Real Property, (c) as of the date of this Agreement, the Acquired Entities have not received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the respective Acquired Entities relating to or arising under Environmental Laws, (d) to the knowledge of the Company, (1) no Person has been exposed to any Hazardous Materials at a property or facility of an Acquired Entity and (2) there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in both cases in a manner and concentration that would reasonably be expected to result in any claim against or liability of an Acquired Entity under any Environmental Law, and (e) no Acquired Entity has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in Material Contracts or leases for real property.

3.18       Insurance. The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Entities. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such insurance policies are in full force and effect (except for any expiration thereof in accordance with the terms thereof), no written notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder.

3.19       Legal Proceedings; Orders.

(a)          As of the date of this Agreement, there is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against an Acquired Entity or to the knowledge of the Company, against any present or former officer, director or employee of an Acquired Entity in such individual’s capacity as such, other than any Legal Proceedings that would not reasonably be expected to have a Company Material Adverse Effect.

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(b)          There is no order, writ, injunction or judgment to which an Acquired Entity is subject that is reasonably likely to have a Company Material Adverse Effect.

(c)          To the Company’s knowledge, as of the date hereof, no investigation or review by any Governmental Body with respect to an Acquired Entity is pending or is being threatened, other than any investigations or reviews that would not reasonably be expected to have a Company Material Adverse Effect.

3.20       Authority; Binding Nature of Agreement. The Company has the requisite corporate power and authority to enter into and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Company Board (at a meeting duly called and held) has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interest of, the Company and its stockholders; (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger; (c) resolved that this Agreement and the Merger shall be subject to Section 251(h) of the DGCL; and (d) resolved to recommend that the stockholders of the Company tender their shares to Parent pursuant to the Offer, which resolutions, subject to Section 6.1, have not been subsequently withdrawn or modified in a manner adverse to Parent. The execution and delivery of this Agreement by the Company and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, the consummation by the Company of the Transactions contemplated hereby, including the Offer and the Merger, have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than the Company Board’s delivery of its recommendation to the Company’s stockholders as contemplated under clause (d) above and as required in accordance with Section 1.2(a), the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, the filing required by the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, and the submission of any filing required by the rules and regulations of the New York Stock Exchange). This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.21       Section 203 of the DGCL Not Applicable. Assuming that the representations and warranties of Parent and Purchaser set forth in Section 4.7 are true and correct, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Company Board under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and the Tender Agreements and to the consummation of the Offer, the Merger and the other Transactions.

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3.22       Non-Contravention; Consents.

(a)          Assuming compliance with the applicable provisions of the Exchange Act, the DGCL, the HSR Act, and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and the rules and regulations of the New York Stock Exchange, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) cause a violation of any of the provisions of the Certificate of Incorporation or bylaws (or similar organizational documents) of the Company; (b) cause a violation by any of the Acquired Entities of any Legal Requirement or order applicable to any Acquired Entity, or to which any Acquired Entity is subject; or (c) conflict with, result in breach of, or constitute a default under, any Material Contract, except in the case of clauses “(b)” and “(c)”, for such conflicts, violations, breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as may be required by the Exchange Act, the DGCL, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and the rules and regulations of the New York Stock Exchange, to the knowledge of the Company, the Company is not required to give notice to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger, except those filings, notifications, approvals, notices or Consents that the failure to make, obtain or receive are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(b)          If the merger of the Purchaser with and into the Company was not subject to Section 251(h) of the DGCL, such merger would have to be approved by the affirmative vote or consent of the holders of a majority of the outstanding shares of Company Common Stock.

3.23       Fairness Opinion. The Company Board has received the opinion of Qatalyst Partners LP to the effect that, as of the date of such opinion and based upon and subject to the various limitations, qualifications, assumptions and conditions set forth therein, $10.50 per share in cash to be paid to the holders of Company Common Stock (other than Parent, Purchaser or any of their respective Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders. It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Purchaser. The Company shall deliver or make available to Parent solely for informational purposes a copy of such opinion as soon as practicable following the date of this Agreement.

3.24       Financial Advisor. Except for Qatalyst Partners LP, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

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3.25       Material Revenue Generators and Suppliers.

(a)          Part 3.25(a) of the Company Disclosure Schedule sets forth, as of the date hereof, (i) the twenty-five (25) largest customers of the Company based on revenue for goods or services rendered by the Acquired Entities for the period beginning January 1, 2016 and ending June 30, 2016 (each a “Material Revenue Generator”, and, collectively, the “Material Revenue Generators”); and (ii) the amount of revenue attributable to each such Material Revenue Generator for such period. Except as set forth on Part 3.25(a) of the Company Disclosure Schedule or with respect to the expiration of any Contract in accordance with its terms, as of the date hereof, no Acquired Entity has received any written notice from any Material Revenue Generator that such Material Revenue Generator intends to terminate any Contract entered into with any Acquired Entity.

(b)          Part 3.25(b) of the Company Disclosure Schedule sets forth, as of the date hereof, the names of the twenty-five (25) largest suppliers of the Acquired Entities measured by dollar value of goods or services purchased by the Acquired Entities for the period beginning January 1, 2016 and ending June 30, 2016 (each, a “Material Supplier”). Except as set forth on Part 3.25(a) of the Company Disclosure Schedule or with respect to the expiration of any Contract in accordance with its terms, as of the date hereof, no Acquired Entity has received any notice that any of the Material Suppliers intends to terminate any Contract entered into with any Acquired Entity.

3.26       Related Party Transactions. No executive officer or director of any Acquired Entity or any Person owning 5% or more of the shares of Company Common Stock (or any of such person’s immediate family members or Affiliates or associates) is a party to any Contract with or binding upon any Acquired Entity or any of their respective assets, rights or properties or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve (12) months.

3.27       No Other Representations. Except for the representations and warranties expressly set forth in this Section 3 or in any certificate delivered pursuant to this Agreement to Parent or Purchaser in connection with the consummation of the Transactions, none of the Acquired Entities nor any other Person on behalf of any of them makes or has made any express or implied representation or warranty with respect to the Acquired Entities or their respective businesses or with respect to any other information provided, or made available, to Parent, Purchaser or their respective Representatives or Affiliates in connection with the Transactions, including the accuracy or completeness thereof. The Company acknowledges and agrees that, except for the representations and warranties made by Parent and Purchaser in Section 4 or in any certificate delivered pursuant to this Agreement to the Company in connection with the consummation of the Transactions, none of Parent, Purchaser or any other Person is making or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent, Purchaser or any of their Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Purchaser or any of their Subsidiaries or any other matter furnished or provided to the Company or made available to the Company or its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. The Company is not relying upon and specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent, Purchaser and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

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Section 4.      REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser jointly and severally represent and warrant to the Company as follows:

4.1         Due Organization. Parent is a limited liability company validly existing and in good standing under the laws of its jurisdiction of organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Purchaser has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound. Parent has either delivered or made available to Company or Company’s Representatives accurate and complete copies of the certificate of formation of Parent, the certificate of incorporation of Purchaser, the limited liability company agreement of Parent, the bylaws of Purchaser and other charter and organizational documents of Parent and Purchaser, including all amendments thereto each as in effect as of the date of this Agreement.

4.2         Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to its formation. Parent owns beneficially and of record all of the outstanding capital stock of Purchaser free and clear of all Encumbrances.

4.3         Authority; Binding Nature of Agreement. Parent and Purchaser have the requisite power and authority to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Purchaser of this Agreement have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

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4.4         Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act, and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (a) cause a violation of any of the provisions of the certificate of incorporation, certificate of formation, operating agreement or bylaws or other organizational documents of Parent or Purchaser; (b) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Purchaser under any Contract, except, in the case of clauses “(b)” and “(c)”, for such conflicts, violations, breaches or defaults as would not reasonably be expected to have a Parent Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), Takeover Laws, the DGCL or the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws in those jurisdictions identified in Part 6.2(c) of the Company Disclosure Schedule, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect. No vote of the stockholders of the Parent’s ultimate parent is necessary to approve this Agreement or any of the Transactions.

4.5         Absence of Litigation. There is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or threatened against Parent or Purchaser, except as would not and would not reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not and would not reasonably be expected to have a Parent Material Adverse Effect.

4.6         Funds; Solvency.

(a)          Parent and Purchaser have available cash resources in an amount sufficient to consummate the Transactions, without use of any of the cash or assets of the Acquired Entities.

(b)          After giving effect to the Transactions, including the payment of the aggregate Offer Price and Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately following the consummation of the Transactions.

4.7         Ownership of Company Common Stock. Neither Parent nor any of Parent’s controlled Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Purchaser has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. As of the date hereof, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL.

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4.8         Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

4.9         Absence of Certain Agreements. Except the Tender Agreements, neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written) as of the date hereof, pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Offer Price; (b) any Third Party other than (x) Guarantor, with respect to the provision of capital to Parent and Purchaser and the guarantee contemplated hereby or (y) Silicon Valley Bank, with respect to the Credit Agreement, has agreed to provide, directly or indirectly, equity capital to Parent, any of Parent’s Subsidiaries or the Company to finance in whole or in part the Transactions; or (c) any current employee of the Company has agreed to (i) remain as an employee of the Company or any Affiliate of the Company or Parent following the Offer Acceptance Time (other than pursuant to any employment Contracts in effect as of the date of this Agreement); (ii) contribute or “roll-over” any portion of such employee’s Shares or Company Stock Awards to the Company or any Affiliate of the Company or Parent; or (iii) receive any capital stock or equity securities of the Company or any Affiliate of the Company or Parent.

4.10       Acknowledgement of Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in Section 3 or in any certificate delivered pursuant to this Agreement to Parent or Purchaser in connection with the consummation of the Transactions, each of Parent and Purchaser acknowledges that none of the Acquired Entities nor any other Person on behalf of any of them makes or has made any express or implied representation or warranty with respect to the Acquired Entities or their respective businesses or with respect to any other information provided, or made available, to Parent, Purchaser or their respective Representatives or Affiliates in connection with the Transactions, including the accuracy or completeness thereof. Parent and Purchaser each acknowledges and agrees that, except for the representations and warranties made by the Company in Section 3 or in any certificate delivered pursuant to this Agreement to the Parent or Purchaser in connection with the consummation of the Transactions, none of the Acquired Entities or any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Acquired Entities, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Acquired Entities or any other matter furnished or provided to the Company or made available to the Parent, the Purchaser or any of their respective Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. None of Parent, Purchaser of any of their Affiliates is relying upon and each of Parent, Purchaser and their Affiliates specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Acquired Entities and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

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Section 5.      CERTAIN COVENANTS OF THE COMPANY

5.1         Access and Investigation. During the period from the date of this Agreement until the earlier of the Offer Acceptance Time and the termination of this Agreement pursuant to Section 8.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Acquired Entities shall, and shall cause the respective Representatives of the Acquired Entities to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s Representatives, personnel, and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Entities that are in the possession of, or reasonably accessible to, the Acquired Entities; and (b) promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Entities, including copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Entities, and with such additional financial, operating and other data and information regarding the Acquired Entities that are in the possession of, or reasonably accessible to, the Acquired Entities, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Entities and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Entities or create a risk of damage or destruction to any property or assets of the Acquired Entities. Any access to the properties of the Acquired Entities will be subject to the Company’s reasonable security measures and insurance requirements. Nothing herein shall require the Acquired Entities to disclose any information concerning Acquisition Proposals, which shall be governed by Section 5.3(c), or provide access to or disclose any information to Parent if such disclosure would, in the Company’s reasonable discretion: (i) jeopardize any attorney-client, work product privilege or other legal privilege, (ii) contravene any applicable Legal Requirement, fiduciary duty or Contract entered into prior to the date of this Agreement (including any confidentiality agreement to which the Acquired Entity or its Affiliates is a party), (iii) reasonably be expected to violate or result in a loss or impairment of any Owned IP or (iv) unreasonably disrupt the operations of the Acquired Entities; provided, further, that information described in the foregoing clause (i) shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent to the extent the Acquired Entity determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 5.1 to Parent and Parent’s Representatives, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement dated June 2, 2016, between the Company and Parent (the “Confidentiality Agreement”). All requests for access pursuant to this Section 5.1 must be directed to the General Counsel of the Company, or another person designated in writing by the Company. No investigation shall affect the Company’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent or Purchaser pursuant to this Agreement.

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5.2         Operation of the Acquired Entities’ Business.

(a)          During the Pre-Closing Period: (i) except (x) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed (unless the Company reasonably believes that obtaining such consent may violate Antitrust Law), or (z) as set forth in Part 5.2 of the Company Disclosure Schedule, the Company shall ensure that the Company and each of its Subsidiaries conducts in all material respects its business and operations in the Ordinary Course; and (ii) the Company shall promptly notify Parent of (A) any knowledge of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions which would be material to any of the respective businesses of the Acquired Entities and (B) any Legal Proceeding commenced, or, to its knowledge threatened, relating to or involving any Acquired Entity that relates to the consummation of the Transactions or would reasonably be expected to have a Company Material Adverse Effect. The Company shall, acting in the Ordinary Course, use commercially reasonable efforts to preserve intact the material components of the Acquired Entities’ current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain their respective relations and good will with all material suppliers, material customers, Governmental Bodies and other material business relations; provided, however, that the Acquired Entities shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.

(b)          During the Pre-Closing Period, except (x) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned (unless the Company reasonably believes that obtaining such consent may violate Antitrust Law), or (z) as set forth in Part 5.2 of the Company Disclosure Schedule, the Acquired Entities shall not:

(i)          (1) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock), except for dividends or other distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent or (2) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (A) repurchases or reacquisitions of shares of Company Common Stock outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase or reacquire shares of Company Common Stock held by a Company Associate only upon termination of such associate’s employment or engagement by the Company; (B) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the date hereof) between the Company and an employee, consultant or member of the Company Board only upon termination of such Person’s employment or engagement by the Company; or (C) in connection with withholding to satisfy the Tax obligations with respect to Company Stock Awards;

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(ii)         split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock) or other equity interests;

(iii)        sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by any Acquired Entity (other than to the extent required by agreements in effect as of the date of this Agreement) of (A) any capital stock, equity interest or other security of the Acquired Entity, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Acquired Entity, other than pursuant to any outstanding Contract authorizing or requiring the issuance of Company Common Stock, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Acquired Entity (except that the Company may issue shares of Company Common Stock as required to be issued upon the exercise of Company Options, the settlement of Company Stock Awards outstanding as of the date of this Agreement, pursuant to the operation of the ESPP in accordance with Section 6.3 or upon the exercise of Company Warrants);

(iv)         except as contemplated by Section 6.3, (A) establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its rights under, or accelerate the vesting or payment under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), (B) grant any employee or director (x) any increase in compensation or benefits or (y) any bonuses, awards or other benefits (except that the Acquired Entities may: (1) change the title of its employees in the Ordinary Course; (2) provide usual and customary increases in salary, wages or benefits to non-executive officer employees in connection with any pre-existing contractual arrangements, regularly scheduled annual cost of living adjustment, or promotion or change of title or responsibilities in the Ordinary Course; (3)  amend any Employee Plans to the extent required by applicable Legal Requirements; and (4)  make usual and customary annual or quarterly bonus payments in the Ordinary Course in accordance with the bonus plans existing on the date of this Agreement;

(v)          (A) enter into (x) any change-in-control agreement with any Company Associate or (y) any retention agreement with any Company Associate, (B) enter into (aa) any agreement with any Company Associate that would provide severance benefits in an aggregate amount in excess of two weeks' wages per year of service for such Company Associate or (bb) any consulting agreement with any independent contractors with an annual base compensation greater than $250,000 or on terms which would limit any Acquired Entity from terminating the service of such contractor on thirty (30) days' notice or (C) hire any employee with an annual base salary in excess of $250,000 or for a position other than in replacement of an employee whose service with the Acquired Entities has terminated following the date hereof;

(vi)         amend or permit the adoption of any amendment to its Certificate of Incorporation or bylaws or other charter or organizational documents;

(vii)        form any Subsidiary, acquire any equity interest in any other Entity (other than securities in a publicly traded company held for investment by the Acquired Entities and consisting of less than 1% of the outstanding capital stock of such Entity) or enter into any joint venture, partnership, limited liability company or similar arrangement;

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(viii)      make or authorize any capital expenditure (excluding internal and external capitalized labor costs); provided, that the Acquired Entities may make any capital expenditure: (A) that is provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, which expenditures shall be in accordance with the categories set forth in such budget; or (B) that when added to all other capital expenditures made on behalf of the Acquired Entities since the date of this Agreement but not provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $250,000 individually and $1,000,000 in the aggregate during any fiscal quarter;

(ix)         acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any Company IP expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property (except, in the case of any of the foregoing (A) in the Ordinary Course (including entering into non-exclusive license agreements, “SaaS” licenses, end user license agreements and non-disclosure agreements in the Ordinary Course), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Entities and (C) as provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or when added to all other capital expenditures made on behalf of the Acquired Entities since the date of this Agreement but not provided for in the Company’s capital expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $250,000 individually and $1,000,000 in the aggregate during any fiscal quarter);

(x)          lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for short-term borrowings, of not more than $1,000,000 in the aggregate, incurred in the Ordinary Course, advances to employees and consultants for travel and other business related expenses in the Ordinary Course);

(xi)         amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any Material Contract or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract, excluding any non-exclusive license agreements, “SaaS” licenses, end user license agreements and non-disclosure agreements entered into in the Ordinary Course;

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(xii)       except as required by applicable Legal Requirement, (a) make any material change to any accounting method or accounting period used for Tax purposes (or request such a change); (b) make any material Tax election (other than a Tax election that is consistent with a Tax election made in a previous period); (c) rescind or change any material Tax election; (d) file an amended Tax Return that could materially increase the Taxes payable by the Acquired Entities; (e) enter into a closing agreement with any Governmental Body regarding any material Tax; (f) settle, compromise or consent to any material Tax claim or assessment or surrender a right to a material Tax refund; or (g) waive or extend the statute of limitations with respect to any material Tax other than (1) pursuant to extensions of time to file a Tax Return obtained in the Ordinary Course or (2) pursuant to an extension granted in the Ordinary Course in connection with an audit of federal, state or local Taxes to prevent the assessment or collection of a Tax;

(xiii)      commence any Legal Proceeding, except with respect to: (A) routine matters in the Ordinary Course; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xiv)       settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any Legal Proceeding relating to a breach of this Agreement or any other agreements contemplated hereby or pursuant to a settlement that does not relate to any of the Transactions and: (A) that results solely in a monetary obligation involving only the payment of monies by the Acquired Entities of not more than $500,000 in the aggregate; (B) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, any Acquired Entity and the payment of monies by the Acquired Entities that together with any settlement made under subsection “(A)” are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies) or (C) that results in no monetary obligation of any Acquired Entity or the Acquired Entity’s receipt of payment;

(xv)        enter into, amend, adopt or terminate any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements, including the Company’s obligation to bargain in good faith (i.e., nothing in this Agreement shall require the Company to take or omit to take any action that it reasonably believes would constitute an unfair labor practice));

(xvi)       adopt any stockholder rights plan or similar arrangement;

(xvii)      terminate any insurance policies currently in force and maintained by the Company or its Affiliates or lower the coverages and limits as are in effect as of the date of this Agreement;

(xviii)    adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquired Entities; or

(xix)       authorize any of, or agree or commit to take, any of the actions described in clauses “(i)” through “(xviii)” of this Section 5.2(b).

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Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Entities prior to the Offer Acceptance Time and nothing contained in this Agreement is intended to give the Acquired Entities, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

5.3         No Solicitation.

(a)          For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement, whether prior to or following the date of this Agreement, that (i) does not restrict the ability of the Company or any other Acquired Entity to solicit any customers or compete in any business, industry or geographic area, (ii) is otherwise no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, as determined by the Company in its reasonable discretion and (iii) does not prohibit the Company from providing any information to Parent in accordance with this Agreement or otherwise prohibit the Company from complying with its obligations under this Agreement; provided, however, that such confidentiality agreement shall not be required to include standstill provisions that prohibit or restrict the making or amendment of any private or public Acquisition Proposal.

(b)          Except as permitted by this Section 5.3, during the Pre-Closing Period the Company shall not (and shall direct its Subsidiaries and their Representatives not to): directly or indirectly  (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) other than informing Persons of the provisions contained in this Section 5.3 and waiving any standstill covenant that any Acquired Entity has entered into with any Third Party solely to the extent necessary to permit a Third Party to make, on a confidential basis to the Company Board, an Acquisition Proposal, conditioned upon such Third Party agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Acquisition Proposal) in accordance with, and otherwise complying with, this Section 5.3 and Section 6.1(b)(i), engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (C) approve any transaction under, or any third party becoming an “interested stockholder” under, any Takeover Law or (D) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement (other than, for the avoidance of doubt, any Acceptable Confidentiality Agreement or amendment thereto entered into in accordance with Section 5.3(c)) with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. Except to the extent otherwise permitted by clause (B) of the foregoing sentence, the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement. The Company shall, and shall cause its Subsidiaries and Representatives to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use commercially reasonable efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Acquired Entities that was furnished by or on behalf of the Acquired Entities to return or destroy (and confirm destruction of) all such information.

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(c)          If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time any Acquired Entity or any of their Representatives receives an unsolicited bona fide written Acquisition Proposal from any Third Party, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from any breach of this Section 5.3, (i) the Company and its Representatives may contact such Third Party and/or its Representatives to clarify the terms and conditions thereof and (ii) if the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer and that the failure to take any of the following actions would result in breach of the directors’ fiduciary duties under applicable Legal Requirements, then the Company and its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Third Party and furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Entities to the Third Party who has made such Acquisition Proposal; provided that the Company shall promptly (and in any event, within one (1) Business Day) provide to Parent any non-public information concerning the Acquired Entities that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Third Party and/or its Representatives making such Acquisition Proposal.

(d)          Following the date of this Agreement, the Company shall (i) promptly (and in any event within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by any Acquired Entity or any of their Representatives (ii) provide to Parent a summary of the material terms and conditions of any Acquisition Proposal, including the identity of the third party making the Acquisition Proposal, (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis, and (iv) upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

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(e)          Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that is required by applicable Legal Requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that, in the case of (i) or (ii) if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation in any material respect, such disclosure shall be deemed to be a Company Adverse Change Recommendation if the Company fails to publicly reaffirm its recommendation of this Agreement within five (5) Business Days after Parent so requests in writing and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(d); provided further that, in the case of clauses (i) and (ii), the Company determines, after consultation with outside counsel, that such disclosures or communications are required by applicable Legal Requirements. In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof) that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed to be (A) a withholding, withdrawal, amendment, or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend or modify, the Company Board Recommendation; (B) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (C) a Company Adverse Change Recommendation.

(f)          The Company agrees that in the event any Representative of any Acquired Entity takes any action which, if taken by the Acquired Entity, would constitute a breach of this Section 5.3 the Company shall be deemed to be in breach of this Section 5.3.

Section 6.      ADDITIONAL COVENANTS OF THE PARTIES

6.1         Company Board Recommendation.

(a)          The Company hereby consents to the Offer and represents that its Board of Directors, at a meeting duly called and held, has made the Company Board Recommendation. Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, neither the Company Board nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”); (ii) fail to publicly reaffirm its recommendation of this Agreement within five (5) Business Days after Parent so requests in writing, provided that, unless an Acquisition Proposal shall have been publicly disclosed, Parent may only make such request once every thirty (30) days unless such request arises due to the occurrence of an event described in Section 5.3(e); (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract with respect to any Acquisition Proposal, or enter into any other Contract or agreement in principle requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement, including any Acceptable Confidentiality Agreement entered into after the date hereof in accordance with Section 5.3(c)) or (iv) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer by a Third Party, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Company Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the tenth (10th) Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 6.1).

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(b)          Notwithstanding anything to the contrary contained in this Agreement, at any time prior to accepting, for the first time, for payment and paying for such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition (the “Offer Acceptance Time”):

(i)          if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.3) from any Person that has not been withdrawn and after consultation with outside legal counsel and its financial advisors, the Company Board shall have determined (A) that failure to take the following actions, in light of the Acquisition Proposal and the terms of this Agreement, would result in breach of the directors’ fiduciary duties under applicable Legal Requirements and (B) that such Acquisition Proposal is a Superior Offer, (x) the Company Board may make a Company Adverse Change Recommendation, or (y) the Company may terminate this Agreement to enter into a definitive acquisition agreement providing for the consummation of such Superior Offer (a "Specified Agreement") pursuant to Section 8.1(f), if and only if, (i) the Company promptly provides Parent written notice (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation or termination), at least four (4) Business Days before making a Company Adverse Change Recommendation or entering into (or causing a Subsidiary to enter into) a Specified Agreement, that the Company has received an Acquisition Proposal that the Company Board intends to declare a Superior Offer and that the Company Board intends to make a Company Adverse Change Recommendation and/or the Company intends to enter into a Specified Agreement; (ii) the Company provides to Parent, and updates on a prompt basis, the material terms and conditions of the Acquisition Proposal in accordance with Section 5.3(d); (iii) the Company provides Parent a period of at least four (4) Business Days after delivering the Determination Notice (the “Notice Period”) to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and negotiates and uses its reasonable best efforts to cause its and its Subsidiaries’ Representatives to negotiate, during the Notice Period, with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, if Parent, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Offer, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remains in the Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)); and (iv) the Company Board determines in good faith, after consulting with outside legal counsel and its financial advisors, that such Acquisition Proposal continues to constitute a Superior Offer after taking into account any adjustments proposed by Parent during the Notice Period in the terms and conditions of this Agreement; and

 47.

(ii)         other than in connection with an Acquisition Proposal, the Company Board may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would result in breach of the directors’ fiduciary duties under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four (4) Business Days prior to making any such Company Adverse Change Recommendation; and (C) (1) the Company shall have specified the Change in Circumstance in reasonable detail, (2) the Company shall have given Parent the four (4) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and negotiates and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to negotiate, during the Notice Period, with Parent in good faith with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would result in breach of the directors’ fiduciary duties under applicable Legal Requirements. For the avoidance of doubt, the provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.

6.2         Filings, Consents and Approvals.

(a)          Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies (the “Governmental Consents”) and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such Governmental Consents by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from Third Parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions. Subject to the limitations set forth in Section 6.2(b), the Parties shall defend through litigation on the merits any claim asserted in court by any party under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the End Date.

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(b)          The Parties agree to use reasonable best efforts and cause their controlled Affiliates to use reasonable best efforts to take all steps necessary to avoid or eliminate each and every impediment and obtain all Governmental Authorizations under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Body for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions prior to the End Date, in each case with competent jurisdiction, so as to enable the parties to close the Transactions as promptly as practicable provided, however, that in no event shall Parent, Purchaser or any of their respective Affiliates be obligated to (i) divest or hold separate any business or assets in connection with the consummation of the Transactions, (ii) agree to any condition, restriction or limitation with respect to the businesses, product lines or assets of Parent, Purchaser, the Company, or any of their respective Subsidiaries or Affiliates or (iii) pay any money to any Person or offer or grant financial or other accommodations to any person in connection with their obligations under this Section 6.2; and provided that the Acquired Entities shall only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Acquired Entities only in the event the Closing occurs. Each of Parent, Purchaser and the Company shall respond as promptly as practicable to any inquiries received from any Governmental Body under any Antitrust Laws for additional information or documentation and to all inquiries and requests received from any Governmental Body. Notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Subsidiaries shall, without the written consent of Parent, offer or agree to divest, license, hold separate (including by trust or otherwise) or otherwise commit any of the Company, Parent, Purchaser or any of their respective Subsidiaries to take any action that limits any freedom of action with respect to their ability to retain or operate any of their businesses, services or assets.

(c)          Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to): (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly, but in no event later than four (4) Business Days after the date hereof, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions; (iii) promptly, but in no event later than seven (7) Business Days after the date hereof, make all other filings, notifications or other consents as may be required to be made or obtained by such Party under foreign Antitrust Laws in those jurisdictions identified in Part 6.2(c) of the Company Disclosure Schedule, which contains the list of the only jurisdictions where filing, notification, expiration of a waiting period or consent or approval is a condition to Closing; and (iv) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications are required to be made with, or Governmental Consents are required to be obtained from, any other Governmental Bodies in connection with the Transactions.

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(d)          Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party hereto shall use its reasonable best efforts to (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a Third Party before any Governmental Body, in each case, with respect to the Transactions, (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) upon request, promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than Item “4(c)” and “4(d)” documents as those terms are used in the rules and regulations under the HSR Act), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, and to the extent reasonably practicable, consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party hereto shall provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the transactions contemplated by this Agreement. Purchaser shall pay all filing fees under the HSR Act and for any filings required under foreign Antitrust Laws, but the Company shall bear its own costs for the preparation of any such filings. Neither Party shall commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period under the HSR Act, or pull and refile under the HSR Act, or other applicable Antitrust Laws, without the prior written consent of the other.

(e)          Purchaser and Parent shall not, before the Closing, acquire or enter into any agreement to acquire, or announce any acquisition of any company, business or assets, that would reasonably be expected to prevent or materially delay the Merger, without the prior written approval of the Company.

6.3         Company Stock Awards; ESPP.

(a)          Prior to the Offer Acceptance Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which Company Stock Awards are outstanding or otherwise) to (i) terminate each Company Equity Plan (except as otherwise agreed by Parent and a holder thereof) effective as of and contingent upon the Effective Time, and (ii) cause, as of the Effective Time, each unexpired and unexercised Company Option and each unexpired Company RSU then outstanding as of immediately prior to the Effective Time (and each plan, if any, under which any Company Stock Award may be granted except, with respect to any such plan, as otherwise agreed by Parent and a holder thereof) to be cancelled, terminated and extinguished, subject, if applicable, to payment pursuant to Section 2.8.

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(b)          The Company shall take all actions necessary or required under the ESPP and Legal Requirements to, contingent on the Effective Time, (i) ensure that, except for the 6-month offering period under the ESPP that commenced on May 15, 2016, no offering period or purchase period shall be authorized or commenced on or after the date of this Agreement, (ii) ensure that no new participants may begin participation in the ESPP after the date of this Agreement (unless the Company is prohibited from doing so under applicable Legal Requirements or the explicit terms of the ESPP), and (iii) if the Closing shall occur prior to the end of the offering period in existence under the ESPP on the date of this Agreement, cause the rights of participants in the ESPP with respect to any such offering period (and purchase period thereunder) then underway under the ESPP to be determined by treating the last Business Day prior to the Offer Acceptance Time as the last day of such offering period (such date or the date such offering period terminates by its terms, if earlier, the “Final Purchase Date”) and purchase period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP. The Company shall cause the exercise (as of the Final Purchase Date) of each outstanding purchase right under the ESPP and terminate the ESPP in its entirety effective as of the Offer Acceptance Time, contingent upon the Effective Time. Prior to the Offer Acceptance Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 6.3(b) and to ensure that from and after the Effective Time, the Surviving Corporation will not have any obligation to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to the ESPP.

6.4         Employee Benefits. For a period of not less than twelve (12) months following the Effective Time, Parent shall provide, or cause to be provided, to those employees of the Company who are employed by the Company as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any Affiliate thereof) during such twelve (12) month period (the “Continuing Employees”) (a) base salary (or base wages, as the case may be), short-term cash incentive compensation opportunities and commission opportunities (excluding, for the avoidance of doubt, equity compensation or equity related benefits), in each case and on an individual basis, no less favorable than those provided to such Continuing Employees immediately prior to execution of this Agreement, (b) severance benefits that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time, and (c) other employee benefits that are comparable in the aggregate to the benefits provided to such Continuing Employees immediately prior to the execution of this Agreement. Without limiting the foregoing:

(a)          With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

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(b)          Parent shall, and shall cause the Surviving Corporation to and instruct its Affiliates to, use commercially reasonable efforts to grant all Continuing Employees credit for any service to the Company earned prior to the Effective Time for purposes of eligibility, vesting and determination of the level of benefits, vacation accrual and severance benefit determinations, under any benefit or compensation plan, program, agreement or arrangement in which a Continuing Employee participates that may be established or maintained by Parent or the Surviving Corporation or any of its Affiliates on or after the Effective Time (the “New Plans”); provided, that such service credit shall not be recognized for purposes of any defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent that it would result in a duplication of benefits or is not permitted under any applicable New Plan or Legal Requirements. In addition, Parent shall, and shall cause the Surviving Corporation to and instruct its Affiliates to, use commercially reasonable efforts to cause (i) to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by a Continuing Employee under any Acquired Entity benefit plan as of the Effective Time and (ii) any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Effective Time by any Continuing Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time under any applicable New Plan in the same plan year in which the Effective Time occurs. Nothing in this Section 6.4 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment.

(c)          Prior to making any written communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions, the Company shall provide Parent with a copy of the intended communication and provide Parent with a reasonable period of time to review and comment on the communication.

(d)          The provisions of this Section 6.4 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 6.4 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof. For the avoidance of doubt, none of Parent, Purchaser or any Acquired Entity shall be under any obligation to retain any employee pursuant to this Agreement after Closing.

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6.5         Indemnification of Officers and Directors.

(a)          All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of its Subsidiaries or any of their respective predecessors (the “Indemnified Persons”) as provided by the Certificate of Incorporation, bylaws or other organizational documents of any Acquired Entity (as in effect as of the date of this Agreement) and as provided in any indemnification agreement between the Company and said Indemnified Persons in effect as of the date of this Agreement in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

(b)          Without limiting the foregoing sub-section (a), from and after the Effective Time, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Legal Requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein. Without limiting the foregoing, from and after the Effective Time, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Legal Requirements, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 6.5(b) within fifteen (15) days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 6.5(b).

(c)          From the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (an accurate and complete copy of which has been made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time Parent or the Company, at the expense of Parent, may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time) and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to this Section 6.5(c); provided, however, that in no event shall the Surviving Corporation be required to expend in any one (1) year an amount in excess of 300% of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

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(d)          In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be (or in the case of the Surviving Corporation, at Parent’s option, Parent), shall assume the obligations set forth in this Section 6.5.

(e)          The provisions of this Section 6.5 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.6         Securityholder Litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any litigation against the Company and/or its directors relating to the Transactions, and the right to consult on the settlement with respect to such litigation, and the Company shall in good faith take such comments into account, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) except to the extent the settlement is fully covered by the Company’s insurance policies (other than any applicable deductible), but only if such settlement would not result in the imposition of any restriction on the business or operations of the Acquired Entities. The Company shall promptly notify Parent of any such litigation.

6.7         Additional Agreements. Without limitation or contravention of the provisions of Section 6.2, and subject to the terms and conditions of this Agreement, Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall (i) make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Offer and the Merger and the other Transactions; (ii) use commercially reasonable efforts to obtain each Consent (if any) required to be obtained pursuant to any applicable Legal Requirement or Material Contract by such Party in connection with the Transactions; and (iii) use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any Third Party against such Party. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

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6.8         Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party), (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.

6.9         Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

6.10       Section 16 Matters. The Company, and the Company Board, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of shares of Company Common Stock, Company Stock Awards and Company Warrants in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11       Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the Compensation Committee of the Company Board (comprised solely of “independent directors” in accordance with Rule 14d-10(d)(2)), at a meeting duly called and held, shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and shall take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

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6.12       Purchaser Stockholder Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent adopting this Agreement.

6.13       Transfer Taxes. Parent and Purchaser shall pay, or cause to be paid, all documentary, sales, use, real property transfer, registration, transfer, stamp, recording and smilar Taxes, fees and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with this Agreement and the Transactions, and shall file all Tax Returns related thereto that are required to be filed by Parent or Purchaser.

6.14       Treatment of Certain Company Indebtedness.

(a)          As requested by Parent and subject to the limitations set forth in this Section 6.14, the Company will (i) provide reasonable assistance with obtaining a waiver of any default relating to the Transactions under the Credit Agreement and consent therefor from Silicon Valley Bank or (ii) provide reasonable cooperation to Parent and Purchaser in arranging for, at the Closing, the termination of the Credit Agreement, including providing reasonable cooperation in obtaining a customary pay-off letter and lien releases; provided that in no event shall this Section 6.14 require the Company to cause any such Indebtedness to be terminated prior to the Effective Time. For the avoidance of doubt, a “customary payoff letter” must indicate the total amount required to be paid to satisfy fully all obligations of the Company and its Subsidiaries in respect of the Credit Agreement and state that all Encumbrances and guarantees in connection therewith relating to the assets of the Company or its Subsidiaries shall be released upon the payment of such amount on the Closing Date.

(b)          Nothing in this Section 6.14 shall require any Acquired Entity to (i) provide any assistance to the extent it would interfere unreasonably with the ongoing business or operations of the Acquired Entities, (ii) execute or deliver any certificate, document or agreement in connection with Parent’s debt financing or (iii) prepare any financial statements or any other financial information that the Company does not prepare in the Ordinary Course or update any financial statements or other financial information other than at such times as the Company would update such statements or information in the Ordinary Course.

(c)          Parent shall reimburse the Company, if the Closing does not occur, for all reasonable and documented out-of-pocket costs incurred by the Acquired Entities in connection with the cooperation and obligations of the Company and the Acquired Entities set forth in Section 6.14(a). Parent and Purchaser shall, on a joint and several basis, indemnify and hold harmless the Company, its Affiliates and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of any debt financing arrangements contemplated by Section 6.14(a).

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6.15       No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Purchaser, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over its own business and operations.

6.16       Stock Exchange De-listing. The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements and rules and policies of the New York Stock Exchange to cause the delisting of the Company and of the Company Common Stock from the New York Stock Exchange as promptly as practicable after the Effective Time and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 7.      CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1         No Restraints. No Governmental Body of competent jurisdiction shall have (i) issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger which remains in effect, or (ii) promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger any Legal Requirement which directly or indirectly prohibits, or makes illegal the consummation of the Merger which remains in effect (a “Restraint”); provided, however, that no Party shall be permitted to invoke this Section 7.1 unless it shall have complied in all material respects with any obligations it has under this Agreement to have any such Restraint lifted.

7.2         Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have consummated (within the meaning of Section 251(h) of the DGCL) the Offer.

Section 8.      TERMINATION

8.1         Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned (with respect to Section 8.1(b) through Section 8.1(i), by written notice by the terminating Party to the other Party) prior to the Offer Acceptance Time:

(a)          by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company, if the Offer (as it may have been extended pursuant to this Agreement) shall have expired without the acceptance for payment of Shares pursuant to the Offer; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure of the acceptance for payment of Shares pursuant to the Offer is attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the acceptance for payment of Shares pursuant to the Offer and such Party has not cured such failure within ten (10) days after having received notice thereof;

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(c)          by either Parent or the Company, if a court of competent jurisdiction or other Governmental Body shall have issued a Restraint which has become final and nonappealable; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the issuance of such final and nonappealable Restraint was due to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Effective Time;

(d)          by Parent, at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so, the Company Board (i) shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, (ii) effects a Company Adverse Change Recommendation or (iii) fails to reaffirm the Company Board Recommendation in breach of Section 6.1(a); provided, that no notice of the Company’s intentions to effect a Company Adverse Change Recommendation prior to effecting such Company Adverse Change Recommendation shall result in Parent having any termination rights pursuant to this Section 8.1(d); provided, further, that any such termination must occur within ten (10) Business Days of any such event;

(e)          by either Parent or the Company, if the Offer Acceptance Time shall not have occurred on or prior to the close of business on April 21, 2017 (such date, the “End Date”) or the Offer (as it may have been extended pursuant to this Agreement) shall have expired without the acceptance for payment of Shares pursuant to the Offer; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if the failure of the Offer Acceptance Time to occur prior to the End Date is due to the failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party;

(f)          by the Company, in order to accept a Superior Offer and enter into a Specified Agreement, provided that the Company has complied in all respects with the requirements of Section 5.3 and Section 6.1(b);

(g)          by Parent, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the condition set forth in clause “(b)” or “(c)” of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have commenced to have been cured within thirty (30) days of the date Parent gives the Company notice of such breach or failure to perform; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder;

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(h)          by the Company, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach of failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, shall not have commenced to have been cured within thirty (30) days of the date the Company gives Parent notice of such breach or failure to perform; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(h) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder;

(i)          by the Company, if Purchaser shall have (A) failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 1.1(a), (B) withdrawn, terminated or made any material change to the Offer in violation of the terms of this Agreement or (C) failed to purchase all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended); or

(j)          by Parent, at any time prior to the Offer Acceptance Time, if, the condition set forth in clause “(i)” of Annex I would not be satisfied as of such date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(j) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder.

8.2         Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and Affiliates following any such termination; provided, however, that (a) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) subject to Section 8.3, the termination of this Agreement shall not relieve any Party from any liability for Fraud or Intentional and Knowing Breach prior to the date of termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 9.5(b) in lieu of terminating this Agreement pursuant to Section 8.1.

8.3         Expenses; Termination Fee.

(a)          Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b)          In the event that:

(i)          this Agreement is terminated by the Company pursuant to Section 8.1(f);

(ii)         this Agreement is terminated by Parent pursuant to Section 8.1(d); or

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(iii)        (x) this Agreement is terminated pursuant to Section 8.1(b) or Section 8.1(e), at a time when the condition set forth in Section 7.1 has been satisfied, where the failure of the Offer Acceptance Time to occur prior to the End Date is attributable to the failure of the Minimum Condition to have been satisfied, (y) a Third Party shall have publicly disclosed a bona fide Acquisition Proposal after the date hereof and prior to such termination (unless publicly withdrawn or otherwise abandoned prior to such termination) and (z) within twelve (12) months of such termination the Company shall have (A) entered into a definitive agreement with respect to an Acquisition Proposal and the transaction contemplated by such Acquisition Proposal is subsequently consummated, or (B) consummated an Acquisition Proposal (provided that for purposes of this clause (z) the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

then, in any such event under clause “(i)”, “(ii)” or “(iii)” of this Section 8.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), on the date that the Specified Agreement is executed (or if the Specified Agreement is executed on a day that is not a Business Day, the next Business Day), (y) in the case of Section 8.3(b)(ii), within two (2) Business Days after such termination or (z) in the case of Section 8.3(b)(iii), within two (2) Business Days prior to and as a condition to the consummation of the Acquisition Proposal referred to in subclause (iii)(z) above; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” means a cash amount equal to $15,180,000. In the event that Parent or its designee shall receive full payment pursuant to this Section 8.3(b), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective Affiliates (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.3(b) shall limit the rights of Parent or Purchaser under Section 9.5(b).

(c)          In the event that this Agreement is terminated by Parent pursuant to Section 8.1(b), Section 8.1(e) or Section 8.1(j), in any such case, due to the failure of the condition set forth in clauses "(a)" or “(i)” of Annex I, then the Company shall, promptly and no later than two (2) Business Days after the date of such termination, pay, or cause to be paid, to Parent or its designee, the Parent Expenses for which Parent has not theretofore been reimbursed by the Company.

(d)          Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 8.3(b) and any payments pursuant to Section 8.3(c) and Section 8.3(e) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

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(e)          The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

Section 9.      MISCELLANEOUS PROVISIONS

9.1         Amendment. Prior to the Offer Acceptance Time, subject to Section 6.5(e), this Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.2         Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3         No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

9.4         Entire Agreement; Counterparts. This Agreement and the other agreements and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

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9.5          Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a)          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties hereto); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.8. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b)          The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 8.3 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c)          EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

 62.

9.6         Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties hereto, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Purchaser may assign this Agreement to any of their Affiliates (provided that such assignment shall not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of the Company under this Agreement); provided that no such assignment or pledge permitted pursuant to this Section 9.6 shall relieve Parent of its obligations hereunder.

9.7         No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) the provisions set forth in Section 6.5 of this Agreement; and (ii) the limitations on liability of the Company Related Parties set forth in Section 8.3(c). For the avoidance of doubt, this Section 9.7 shall not limit any rights of any stockholders of the Company to enforce any right such stockholder has to receive the Offer Price or Merger Consideration, as applicable, pursuant to the Offer or under any Legal Requirement should the Offer Acceptance Time and Effective Time, as applicable, occur.

9.8         Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received upon receipt and may be delivered (a) by hand, (b) by registered mail or by courier or express delivery service, (c) if sent by email transmission to the email address set forth below prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed or (d) if sent by email transmission to the email address set forth below after 6:00 p.m. recipient’s local time and receipt is confirmed, the Business Day following the date of transmission, provided that in each case the notice or other communication is sent to the physical address set forth beneath the name of such Party below (or to such other physical address as such Party shall have specified in a written notice given to the other Parties hereto):

if to Parent or Purchaser (or following the Effective Time, the Company):

c/o Ziff Davis, LLC
28 East 28th Street
New York, NY 10016
Attention: Stephen Hicks
Email: steve_hicks@ziffdavis.com

 63.

with a copy to (which shall not constitute notice):

Harris Beach PLLC
99 Garnsey Road
Pittsford, NY 14534
Attention: David M. Clar
Email: dclar@HarrisBeach.com

if to the Company (prior to the Effective Time):

Everyday Health, Inc.
345 Hudson Street, 16th Floor
New York, NY 10014
Attention: Alan Shapiro
Email: ashapiro@everydayhealthinc.com

with a copy to (which shall not constitute notice):

Cooley llp
1114 Avenue of the Americas
New York, NY 10036
Attention:	Babak Yaghmaie
R. Ronald Hopkinson
David I. Silverman
Facsimile:	(212) 202-5302
E-mail:	byaghmaie@cooley.com
rhopkinson@cooley.com
dsilverman@cooley.com

9.9         Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

 64.

9.10       Obligation of Parent. Parent shall ensure that each of its Subsidiaries duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to its Subsidiaries under this Agreement, and Parent, as applicable, shall be jointly and severally liable with its Subsidiaries for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.11       Guarantee. .. Subject to the terms and conditions set forth in this Agreement, Guarantor hereby (i) absolutely guarantees to the Company, as the primary obligor and not merely as surety, the due and punctual observance, payment, performance and discharge of the obligations of Parent and Purchaser pursuant to this Agreement including the due and punctual payment of all amounts which are or may become due and payable by Parent or Purchaser hereunder when and as the same shall become due and payable and (ii) acknowledges and agrees to take all actions necessary to satisfy Parent and the Surviving Corporation’s obligations with respect to Cashed Out Options and Cashed Out RSUs pursuant to Section 2.8 (the “Obligations”). In furtherance of the foregoing, Guarantor acknowledges that the Company may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor for the full amount of the Obligations, regardless of whether any action is brought against Parent. To the fullest extent permitted by law, the Guarantor hereby expressly and unconditionally waives any and all rights or defenses arising by reason of any law, promptness, diligence, notice of the acceptance of this guarantee and of the Obligation, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Obligation incurred and all other notices of any kind (other than notices required by this Agreement and defenses that are available to Parent and Purchaser). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits. The execution and delivery of this Agreement by the Guarantor and the performance by the Guarantor of its obligations contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Guarantor, and no other corporate proceedings on the part of the Guarantor are necessary to authorize this Agreement or to perform its obligations hereunder. Subject to the terms and conditions of this Agreement (as it may be modified, amended or waived from time to time in accordance with its terms), the liabilities and obligations of Guarantor pursuant to this Agreement shall not be released, discharged or otherwise affected by (x) any modification, amendment, waivers or extensions under this Agreement (except to the extent of any such modification, amendment, waivers or extensions that is entered into without the prior consent of Guarantor) or (y) any change in the corporate existence, structure or ownership of Parent or Purchaser. Guarantor hereby waives any right, whether legal or equitable, statutory or non-statutory, to require any person to proceed against or take any action against or pursue any remedy with respect to Parent or Purchaser or any other person or make presentment or demand for performance or give any notice of nonperformance before the Company may enforce its rights hereunder against Guarantor. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, this Section 9.11 and the guarantee contemplated hereby shall terminate in accordance with Section 8.2 upon a termination of this Agreement pursuant to Section 8.1.

 65.

9.12       Construction.

(a)          For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(b)          The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)          As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)          Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.

(e)          The words “hereof,” “herein,” “hereto” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f)          The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows]

 66.

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

EVERYDAY HEALTH, INC.

By:	/s/ Alan Shapiro
Name:	Alan Shapiro
Title:	Executive Vice President and General Counsel

ZIFF DAVIS, LLC

By:	/s/ Vivek Shah
Name:	Vivek Shah
Title:	CEO

PROJECT ECHO ACQUISITION CORP.

By:	/s/ Vivek Shah
Name:	Vivek Shah
Title:	CEO

Solely With Respect to Section 9.11

J2 GLOBAL, INC.

By:	/s/ R. Scott Turicchi
Name:	R. Scott Turicchi
Title:	President & CFO

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

2003 Plan. “2003 Plan” means the Company’s 2003 Stock Option Plan, as amended, including the version of the 2003 Plan that was “renewed” in 2013.

2014 Plan. “2014 Plan” means the Company’s 2014 Equity Incentive Plan, as amended.

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 5.3(a).

Acquired Entities. “Acquired Entities” means the Company and each of its Subsidiaries, collectively.

Acquisition Proposal. “Acquisition Proposal” means any written proposal or written offer from any Third Party relating to, in a single transaction or series of related transactions, any (a) acquisition by or license to such Third Party (or Affiliate thereof) of assets of the Company and its Subsidiaries equal to 15% or more of the Company’s assets or to which 15% or more of the Company’s revenues or earnings are attributable, (b) issuance to or acquisition by such Third Party (or Affiliate thereof) of 15% or more of the outstanding Company Common Stock, (c) recapitalization, tender offer or exchange offer that if consummated would result in such Third Party (or Affiliate thereof) beneficially owning 15% or more of the outstanding Company Common Stock or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in such Third Party (or Affiliate thereof) beneficially owning 15% or more of the combined voting power of the parent entity resulting from any such transaction, in each case other than the Transactions.

Affiliate. “Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

Agreement. “Agreement” means the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Anti-Corruption Laws. “Anti-Corruption Laws” mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2010 or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

A-1.

Antitrust Laws. “Antitrust Laws” mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable laws and regulations (including non U.S. laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

Book-Entry Shares. “Book-Entry Shares” mean non-certificated shares of Company Common Stock represented by book-entry.

Business Day. “Business Day” means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.

Capitalization Time. “Capitalization Time” is defined in Section 3.3(c).

Cashed Out Option. “Cashed Out Option” is defined in Section 2.8(a).

Cashed Out Option Payments. “Cashed Out Option Payments” is defined in Section 2.8(a).

Cashed Out RSU. “Cashed Out RSU” is defined in Section 2.8(c).

Cashed Out Option Payments. “Cashed Out RSU Payments” is defined in Section 2.8(c).

Certificate of Merger. “Certificate of Merger” is defined in Section 2.3(b).

Certificates. “Certificates” is defined in Section 2.6(c).

Change in Circumstance. “Change in Circumstance” means any material event or development or material change in circumstances with respect to the Company that (a) was not known or reasonably foreseeable (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable) by the Company Board as of the date of this Agreement, (b) becomes known to or reasonably foreseeable by the Company Board prior to the consummation of the Offer and (c) does not relate to (i) any Acquisition Proposal or inquiry that would reasonably be expected to lead to an Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates, (iii) clearance of the Merger under the Antitrust Laws, (iv) any fluctuation in the market price or trading volume of the Shares , (it being understood that the effects giving rise or contributing to such fluctuations that are not otherwise excluded from the definition of a “Change in Circumstance” may be taken into account), (v) the mere fact the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof (it being understood that the underlying reasons for such events may constitute such material event, development or change in circumstances) or (vi) any changes in the industry in which the Acquired Entities operate or in the economy generally.

A-2.

Change of Control Payment. “Change of Control Payment” is defined in Section 3.9(a)(iv).

Closing. “Closing” is defined in Section 2.3(a).

Closing Date. “Closing Date” is defined in Section 2.3(a).

Code. “Code” means the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

Company. “Company” is defined in the preamble to the Agreement.

Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 6.1(a).

Company Associate. “Company Associate” means each officer or other employee, or individual who is an independent contractor, consultant or director, of or to any Acquired Entity.

Company Balance Sheet. “Company Balance Sheet” is defined in Section 3.4(f).

Company Board. “Company Board” means the Board of Directors of the Company.

Company Board Recommendation. “Company Board Recommendation” is defined in Recital D.

Company Common Stock. “Company Common Stock” means the common stock, $0.01 par value per share, of the Company.

Company Contract. “Company Contract” means any Contract to which an Acquired Entity is a party.

Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 1.2(a).

Company Disclosure Schedule. “Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Employee Agreement. “Company Employee Agreement” means each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any Acquired Entity and (b) any Company Associate (other than any Company Associate that is part time or paid on an hourly basis), other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Acquired Entity to make any severance, termination, change in control or similar payment or to provide any benefit.

A-3.

Company Equity Plans. “Company Equity Plans” mean the 2003 Plan and the 2014 Plan.

Company IP. “Company IP” means all Intellectual Property Rights that are used by the Acquired Entities in the operation of their respective businesses.

Company Lease. “Company Lease” means any Company Contract pursuant to which any Acquired Entity leases or subleases Leased Real Property from another Person.

Company Material Adverse Effect. An event, occurrence, violation, inaccuracy, circumstance, change or other effect (each, an “Effect”) shall be deemed to have a “Company Material Adverse Effect” on the Acquired Entities if such Effect (whether or not any such Effect, considered together with all other Effects, would constitute a breach of the representations, warranties, covenants or agreements of the Company set forth in the Agreement) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, condition (financial or otherwise), or results of operations, taken as a whole, of the Acquired Entities, or (b) the ability of the Company to consummate the Transactions in a timely manner; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Company Material Adverse Effect on the Acquired Entities for purposes of clause (a) above: (i) any change in the market price or trading volume of the Company Common Stock; (ii) any Effect resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Section 3.22 but subject to disclosures in Part 3.22 of the Company Disclosure Schedule), including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees or lenders; (iii) any Effect in the industries in which the Acquired Entities operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Acquired Entities are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any Effect arising directly or indirectly from or otherwise relating to credit, debt, financial or capital markets, interest or exchange rates, except to the extent that the Acquired Entities are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (v) any Effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such Effect disproportionately affects the Acquired Entities relative to other participants in the industries in which the Acquired Entities operate or the economy generally, as applicable; (vi) any Effect arising directly from or otherwise directly relating to any action taken by the Company at the written direction of Parent or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.2; (vii) any Effect directly resulting from Parent’s or Purchaser’s breach of this Agreement; (viii) any Effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP), except to the extent that the Acquired Entities are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (ix) any action taken by Parent or its Affiliates (including any disclosure regarding its plans with respect to the conduct of the Company’s business following the Effective Time) or (x) the failure by any Acquired Entity or division thereof to meet any internal or external expectations, estimates, earnings predictions, forecasts or projections or the results of operations of the Company for any period, or to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period; it being understood that the exceptions in clauses “(i)” and (x) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(ix)” hereof) is or would be reasonably likely to be a Company Material Adverse Effect.

A-4.

Company Options. “Company Options” mean all options to purchase shares of Company Common Stock granted by the Company pursuant to the Company Equity Plans.

Company Owned Shares. “Company Owned Shares” is defined in Section 2.5(a)(i).

Company Related Parties. “Company Related Parties” is defined in Section 8.3(c).

Company Returns. “Company Returns” is defined in Section 3.15(a).

Company RSUs. “Company RSUs” mean all restricted stock units with respect to Company Common Stock granted by the Company pursuant to the Company Equity Plans.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a).

Company Sites. “Company Sites” is defined in Section 3.8(h).

Company Stock Awards. “Company Stock Awards” mean all Company Options and Company RSUs.

Company Warrants. “Company Warrants” mean each Warrant to Purchase Shares of Series F Preferred Stock dated October 8, 2009, issued to Compass Horizon Funding Company LLC.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1.

Consent. “Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Continuing Employees. “Continuing Employees” is defined in Section 6.4.

Contract. “Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, purchase orders or insertion orders entered into in the Ordinary Course).

A-5.

Credit Agreement. “Credit Agreement” means the Amended and Restated Credit Agreement, dated as of November 10, 2014, by and among the Company, Silicon Valley Bank, as Administrative Agent, certain of the Company’s wholly owned subsidiaries and the other lenders party thereto, as amended.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i).

DGCL. “DGCL” means the Delaware General Corporation Law, as amended.

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7.

DMCA. “DMCA” is defined in Section 3.8(h).

DOJ. “DOJ” means the U.S. Department of Justice.

DOL. “DOL” is defined in Section 3.16(c).

DTC. “DTC” is defined in Section 2.6(b).

DTC Payment. “DTC Payment” is defined in Section 2.6(b).

Effective Time. “Effective Time” is defined in Section 2.3(b).

Employee Plan. “Employee Plan” means each Company Employee Agreement and any salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other employee compensation or benefit plan or arrangement sponsored, maintained, contributed to or required to be contributed to by the Acquired Entities for the benefit of any current or former employee of the Acquired Entities or with respect to which any of the Acquired Entities has any liability.

Encumbrance. “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” is defined in Section 8.1(e).

Entity. “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

A-6.

Environmental Law. “Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

ESPP. “ESPP” means the Company’s 2014 Employee Stock Purchase Plan, as amended.

Exchange Act. “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Expiration Date. “Expiration Date” is defined in Section 1.1(c).

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c).

Final Purchase Date. “Final Purchase Date” is defined in Section 6.3.

Fraud. “Fraud” means an act in the making of a representation or warranty contained in this Agreement, committed by a Person making such representation or warranty, with intent to deceive another Person, and to induce him, her or it to enter into the contract and requires (a) a false representation of material fact made herein; (b) knowledge that such representation is false; (c) an intention to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it; (d) causing that Person, in justifiable reliance upon such false representation and with ignorance to the falsity of such representation, to take or refrain from taking action; and (e) causing such Person to suffer damage by reason of such reliance.

FTC. “FTC” means the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b).

Geolocation Data. “Geolocation Data” means any information that describes the precise real-time geographic location of an individual or device with reasonable specificity, such as GPS level latitude-longitude coordinates.

Governmental Authorization. “Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification, consent, approval or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

A-7.

Governmental Consent. “Governmental Consent” is defined in Section 6.2(a).

Guarantor. “Guarantor” is defined in the preamble to the Agreement.

Hazardous Materials. “Hazardous Materials” means any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

HSR Act. “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

In-bound Licenses. “In-bound Licenses” is defined in Section 3.8(d).

Indebtedness. “Indebtedness” means (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Acquired Entities, (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Acquired Entities, (c) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), (d) obligations for capitalized leases (as would be accounted for on a balance sheet in accordance with GAAP) or (e) any guaranty of any such obligations described in clauses “(a)” through “(d)” of any Person other than the Acquired Entities (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the Ordinary Course); provided, however, that, with respect to the Company, “Indebtedness” shall not be deemed to include any intercompany Indebtedness owing by the Company to any of its wholly owned Subsidiaries, by a wholly owned Subsidiary of the Company to the Company or by one wholly owned Subsidiary of the Company to another wholly owned Subsidiary of the Company.

Indemnified Persons. “Indemnified Persons” is defined in Section 6.5(a).

Indemnifying Parties. “Indemnifying Parties” is defined in Section 6.5(b).

Information Technology. “Information Technology” means computers, software, databases, firmware, middleware, servers, workstations, networks, systems, routers, hubs, switches, data communications lines, and all other information technology equipment and associated documentation.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c).

A-8.

Intellectual Property Rights. “Intellectual Property Rights” mean and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software and databases; (b) trademarks, service marks, trade dress, logos, trade names, Internet domain names and any and all other source identifiers, and all goodwill associated with any of the foregoing; (c) rights associated with trade secrets; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; and (f) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

Intentional and Knowing Breach. “Intentional and Knowing Breach” means a breach by a Party of the terms of this Agreement where both the action that constituted the breach was deliberate and not inadvertent and, at the time, the Party or its Representatives taking or authorizing such action knew that such action would constitute, or would reasonably be expected to result in, a breach.

IRS. “IRS” means the Internal Revenue Service.

knowledge. “knowledge” with respect to (i) the Company means with respect to any matter in question the actual knowledge of the executive officers identified on Part A of the Company Disclosure Schedule after due inquiry or (i) the Parent or the Purchaser shall mean with respect to any matter in question the actual knowledge of such Entity’s executive officers after due inquiry. With respect to matters involving Intellectual Property Rights, knowledge does not require that any of such Entity’s executive officers conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property Rights clearance searches, and no knowledge of any third party Intellectual Property Rights that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers.

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b).

Legal Proceeding. “Legal Proceeding” means any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange).

Material Contract. “Material Contract” is defined in Section 3.9(a).

A-9.

Material Revenue Generator. “Material Revenue Generator” is defined in Section 3.25(a).

Material Supplier. “Material Supplier” is defined in Section 3.25(b).

Merger. “Merger” is defined in Recital C.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(ii).

Minimum Condition. “Minimum Condition” is defined in Annex I.

New Plans. “New Plans” is defined in Section 6.4(b).

Notice Period. “Notice Period” is defined in Section 6.1(b)(i).

Obligations. “Obligations” is defined in Section 9.11.

Offer. “Offer” is defined in Recital B.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 6.1(b).

Offer Commencement Date. “Offer Commencement Date” means the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b).

Offer Documents. “Offer Documents” is defined in Section 1.1(e).

Offer Expiration Time. “Offer Expiration Time” is defined in Section 1.1(c).

Offer Price. “Offer Price” is defined in Recital B.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b).

Ordinary Course. "Ordinary Course" means the ordinary course of business of the Acquired Entities.

Out-bound Licenses. “Out-bound Licenses” is defined in Section 3.8(d).

Owned IP. “Owned IP” means all Intellectual Property Rights that are owned or purported to be owned by any Acquired Entity.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent Disclosure Documents. “Parent Disclosure Documents” is defined in Section 1.1(e).

A-10.

Parent Expenses. “Parent Expenses” means the reasonable fees and expenses incurred by Guarantor or Parent or any of their respective Subsidiaries or Affiliates in connection with the Transactions, prior to the termination of this Agreement, that are payable to Third Parties (excluding, for the avoidance of doubt, Guarantor or Parent or any of their respective Subsidiaries or Affiliates), to the extent that such fees and expenses relate to, or are incurred in connection with,  (i) legal services, (ii) any government filing fees and charges, (iii) the Offer or (iv) financing in connection with the Transactions.

Parent Material Adverse Effect. “Parent Material Adverse Effect” means any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions on or prior to the End Date.

Parent Related Parties. “Parent Related Parties” is defined in Section 8.3(b).

Parties. “Parties” means Parent, Purchaser and the Company.

Paying Agent. “Paying Agent” is defined in Section 2.6(a).

Payment Fund. “Payment Fund” is defined in Section 2.6(a).

Performance Warrant Agreement. "Performance Warrant Agreement" means that certain Performance Warrant Agreement, dated as of March 1, 2003, by and between the Company, Benjamin Wolin, Michael Keriakos and the grantors identified therein, as amended of November 26, 2003, as further amended as of November 2006 and as further amended as of September 13, 2010.

Performance Warrant Shares. "Performance Warrant Shares" means the 466,662 shares of Company Common Stock held in escrow by the Company pursuant and subject to the terms of the Performance Warrant Agreement.

Permitted Encumbrance. “Permitted Encumbrance” means (a) any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the Ordinary Course under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the Ordinary Course), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract or any license of intellectual property; (d) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the Ordinary Course and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report, (e) any Encumbrances issued in connection with the obligations under the Credit Agreement, and (f) any In-Bound License and any Out-bound License.

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Person. “Person” means any individual, Entity or Governmental Body.

Personal Information. “Personal Information” means any information that, alone or in combination with other information, identifies or enables the identification of, or contact with, any individual, including an individual’s name, address, telephone number, e-mail address, date of birth, photograph, social security number or tax identification number, credit card number, bank information, or biometric identifiers.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1.

Privacy and Security Laws. “Privacy and Security Laws” means all Legal Requirements regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing Personal Information, Geolocation Data and Protected Health Information, including Legal Requirements regarding (i) data privacy, data collection, data protection and information security or (ii) data breach notification (as applicable).

Protected Health Information. “Protected Health Information” means individually identifiable health information transmitted or maintained by a covered entity or its business associates in any form or medium as defined at 45 C.F.R. § 160.103.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Registered IP. “Registered IP” means all Intellectual Property Rights that are issued by, registered with, or the subject of a pending application before any Governmental Body or Internet domain name registrar.

Release. “Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” means, with respect to any Person, such Person's officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Restraint. “Restraint” is defined in Section 7.1.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(a).

Schedule TO. “Schedule TO” is defined in Section 1.1(e).

SEC. “SEC” means the United States Securities and Exchange Commission.

Securities Act. “Securities Act” means the Securities Act of 1933, as amended.

A-12.

Shares. “Shares” is defined in Recital B.

Solvent. “Solvent” means that, as of any date of determination and with respect to any Person: (a) the sum of the debt (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of such Person and its Subsidiaries, as a whole; (b) the capital of such Person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such Person and its Subsidiaries, taken as a whole; and (c) such Person and its Subsidiaries, taken as a whole, do not have or intend to incur debts including current obligations beyond their ability to pay such debt as they mature in the Ordinary Course.

Specified Agreement. “Specified Agreement” is defined in Section 5.3(b).

Specified Offer Conditions. “Specified Offer Conditions” is defined in Annex I.

Subsidiary. An Entity is deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” means a bona fide written Acquisition Proposal (with all percentages in the definition of Acquisition Proposal increased to fifty percent (50%)) that the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors, would be more favorable to the stockholders of the Company (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement, taking into account all factors the Company Board acting in good faith considers to be appropriate, including (A) any proposal by Parent in writing to amend or modify the terms hereof, (B) the identity of the person making such Acquisition Proposal, (C) the consideration, terms, conditions, timing, likelihood of consummation, financing terms and legal, financial and regulatory aspects of such Acquisition Proposal and (D) and other aspects of the Acquisition Proposal that the Company Board deems relevant.

Surviving Corporation. “Surviving Corporation” is defined in Recital C.

Takeover Laws. “Takeover Laws” mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

Tax. “Tax” means any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), escheat obligation, levy, assessment, tariff, duty (including any customs duty) or other tax of any kind whatsoever, including any penalty, interest or additional amounts related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.

A-13.

Tax Return. “Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Tender Agreement. “Tender Agreement” is defined in Recital G.

Terminated Option. “Terminated Option” is defined in Section 2.8(b).

Terminated RSU. “Terminated RSU” is defined in Section 2.8(d).

Termination Fee. “Termination Fee” is defined in Section 8.3(b).

Third Party. “Third Party” means any Person or “group”, within the meaning of Section 23(d) of the Exchange Act, of Persons, other than Parent, Purchaser, the Company or any of their respective Affiliates or Representatives (in their capacity as representatives of Parent, Purchaser or the Company).

Transactions. “Transactions” means (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

A-14.

Exhibit B

Surviving Corporation Certificate of Incorporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

EVERYDAY HEALTH, INC.

FIRST: The name of the Corporation is Everyday Health, Inc.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road Suite 400, City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD : The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH: The aggregate number of shares which the corporation shall have authority to issue is Two Hundred (200), all of which are to be common shares, with no par value.

meeting.

FIFTH:

A.	The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law.

B.	To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article Fifth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C.	Any repeal or modification of this Article Fifth shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article Fifth in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

SIXTH: The Board of Directors of the Corporation without the assent or vote of the stockholders shall have the power to adopt, alter, amend or repeal the bylaws of the Corporation.

SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision set forth in this Certificate of Incorporation in the manner now or hereafter prescribed by law.

B-1.

ANNEX I

CONDITIONS TO THE OFFER

The capitalized terms used herein have the meanings set forth in the Agreement and Plan of Merger to which this Annex I is attached.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(i)” below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered Shares, and, to the extent permitted by this Agreement, may terminate the Offer: (i) upon termination of this Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of this Agreement, if as of the Offer Expiration Time, on the Expiration Date of the Offer: (A) the Minimum Condition shall not be satisfied or (B) any of the additional conditions set forth in clauses “(b)” through “(i)” below shall not be satisfied or waived in writing by Parent):

(a)          there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), equals at least one Share more than 50% of the sum (without duplication) of (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of Company Options from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options), to the extent that the foregoing Company Options are outstanding immediately prior to the Offer Acceptance Time regardless of whether vested or otherwise exercisable at or immediately prior to the Offer Acceptance Time, plus (z), the aggregate number of Shares that will be issuable upon the deemed exercise of any Company Warrants pursuant to Section 2.8(f) of this Agreement, to the extent that the foregoing Company Warrants are outstanding immediately prior to the Offer Acceptance Time and exercisable at or immediately prior to the Offer Acceptance Time (the “Minimum Condition”);

(b)          the representations and warranties of the Company set forth in:

(i)          Section 3.3(a), Section 3.3(c) (first sentence) and Section 3.3(d) Capitalization, Etc.) of the Agreement shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except (other than a result of a willful breach by the Company) for any failures to be so true and correct that, individually or in the aggregate, are de minimis (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

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(ii)         Section 3.3 (Capitalization, Etc.) (other than Section 3.3(a), Section 3.3(c) (first sentence) and Section 3.3(d)), Section 3.20 (Authority; Binding Nature of Agreement) and Section 3.22 (Merger Approval) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(ii)) only as of such date);

(iii)        clause “(b)” of the first sentence of Section 3.5 (Absence of Changes) shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time;

(iv)        the Agreement (other than those referred to in clauses “(i)”, “(ii)” or “(iii)” above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date);

(c)          the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d)          since the date hereof, there shall not have been any Company Material Adverse Effect;

(e)          the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

(f)          Parent and Purchaser shall have received a certificate executed on behalf of the Company by an officer of the Company confirming that the conditions set forth in clauses “(b),” “(c)” and “(d)” of this Annex I have been duly satisfied;

(g)          No Governmental Body of competent jurisdiction shall have issued any Restraint which remains in effect; provided, however, that Parent and Purchaser shall not be permitted to invoke this clause “(g)” unless they shall have complied in all material respects with any obligations they have under this Agreement to have any such Restraint lifted;

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(h)          this Agreement shall not have been terminated in accordance with its terms; and

(i)          holders of Shares representing more than 15% of the outstanding Shares shall not have demanded (and not withdrawn) appraisal under Section 262 of the DGCL for such Shares.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser; provided, that, the foregoing conditions set forth in clauses (a), (e), (g) and (h) (collectively, the “Specified Offer Conditions”) may only be waived with the prior written consent of the Company. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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